Filed pursuant to Rule 424(b)(5)

Registration No. 333-178556

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)
Debt Securities	$500,000,000	$68,200

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.
(2)	This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the Company’s Registration Statement of Form S-3 (File No. 333-178556) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.

Prospectus Supplement

(To prospectus dated December 16, 2011)

$500,000,000

$250,000,000 3.625% Senior Notes due 2023

$250,000,000 5.0% Senior Notes due 2043

The 3.625% notes due 2023, or the 2023 notes, will bear interest at the rate of 3.625% per annum, and the 5.0% notes due 2043, or the 2043 notes, will bear interest at the rate of 5.0% per annum. We refer to the 2023 notes and the 2043 notes, collectively, as the notes. We will pay interest on the notes on March 30 and September 30 of each year, beginning September 30, 2013. The 2023 notes will mature on March 30, 2023, and the 2043 notes will mature on March 30, 2043.

We may redeem all or a portion of the notes of each series at our option, at any time or from time to time, at the “make-whole premiums” described in this prospectus supplement. See “Description of Notes—Optional Redemption.” In addition, if our proposed acquisition of Alterra Capital Holdings Limited, a Bermuda exempted company, or Alterra, is not completed on or before November 1, 2013, or if the Alterra Merger Agreement (as defined herein) relating to the acquisition is terminated before then, we will be required to redeem all of the notes on a special mandatory redemption date at a redemption price described in this prospectus supplement under the caption “Description of Notes—Special Mandatory Redemption.” The notes will not have the benefit of any sinking fund.

The notes will be our direct, unsecured and unsubordinated obligations and will rank equally in right of payment with our existing and future unsecured and unsubordinated indebtedness. The notes will be issued in registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The notes are new issues of securities with no established trading markets. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-9 of this prospectus supplement.

	Public Offering Price (1)	Underwriting Discount	Proceeds to Markel Before Expenses
Per 2023 Note	99.839%	0.650%	99.189%
2023 Notes Total	$249,597,500	$1,625,000	$247,972,500
Per 2043 Note	98.180%	0.875%	97.305%
2043 Notes Total	$245,450,000	$2,187,500	$243,262,500

(1)	Plus accrued interest from March 8, 2013, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Citigroup	Wells Fargo Securities

Senior Co-Managers

Barclays	Deutsche Bank Securities	J.P. Morgan	SunTrust Robinson Humphrey

Co-Managers

BB&T Capital Markets	BNY Mellon Capital Markets, LLC	ING	Loop Capital Markets

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about March 8, 2013.

The date of this prospectus supplement is March 5, 2013.

Prospectus Supplement

Prospectus

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the notes we are offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent the description of the notes in this prospectus supplement differs from the description of debt securities in the accompanying prospectus, you should rely on the information in this prospectus supplement.

We have not authorized anyone, and the underwriters and their affiliates have not authorized anyone, to provide you with any information or to make any representations not included or incorporated by reference in this prospectus supplement or the accompanying prospectus. We and the underwriters and their affiliates do not take any responsibility for, and can provide no assurances as to, the reliability of any information that others may provide to you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

NOTE ON FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference statements concerning or incorporating our expectations, assumptions, plans, objectives, future financial or operating performance and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

There are risks and uncertainties that may cause actual results to differ materially from predicted results in forward-looking statements. Factors that may cause actual results to differ are often presented with the forward-looking statements themselves. Additional factors that could cause actual results to differ from those predicted are set forth under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business Overview” in this prospectus supplement, the accompanying prospectus or in the documents incorporated herein and therein by reference, or are included in the items listed below:

•

our anticipated premium volume is based on current knowledge and assumes no significant man-made or natural catastrophes, no significant changes in products or personnel and no adverse changes in market conditions;

•	the effect of cyclical trends, including demand and pricing in the insurance and reinsurance markets;

•	actions by competitors, including consolidation, and the effect of competition on market trends and pricing;

•

we offer insurance coverage against terrorist acts in connection with some of our programs, and in other instances we are legally required to offer terrorism insurance; in both circumstances, we actively manage our exposure, but if there is a covered terrorist attack, we could sustain material losses;

•	the impact of the events of September 11, 2001 will depend on the resolution of on-going insurance coverage litigation and arbitrations;

•

the frequency and severity of man-made and natural catastrophes (including earthquakes and weather-related catastrophes) may exceed expectations, are unpredictable and in the case of weather-related catastrophes, may be exacerbated if, as many forecast, conditions in the oceans and atmosphere result in increased hurricane or other adverse weather-related activity;

•

changing legal and social trends and inherent uncertainties (including but not limited to those uncertainties associated with our asbestos and environmental reserves) in the loss estimation process can adversely impact the adequacy of loss reserves and the allowance for reinsurance recoverables;

•	adverse developments in insurance coverage litigation or other legal or administrative proceedings could result in material increases in our estimates of loss reserves;

•	the failure of any loss limitation methods that we employ;

•	changes in the availability, costs and quality of reinsurance coverage which may impact our ability to write certain lines of business;

•	industry and economic conditions can affect the ability and/or willingness of reinsurers to pay balances due;

•	after the commutation of ceded reinsurance contracts, any subsequent adverse development in the re-assumed loss reserves will result in a charge to earnings;

•	regulatory actions can impede our ability to charge adequate rates and efficiently allocate capital;

•

economic conditions, actual or potential defaults in sovereign debt obligations, volatility in interest and foreign currency exchange rates and changes in market value of concentrated investments can have a significant impact on the fair value of fixed maturities and equity securities, as well as the carrying value of other assets and liabilities, and this impact may be heightened by market volatility;

•

economic conditions, changes in government support for education, healthcare and infrastructure projects and foreign currency exchange rates, among other factors, may adversely affect the markets served by our non-insurance operations and negatively impact their revenues and profitability;

•	economic conditions may adversely affect access to capital and credit markets;

•

we have substantial investments in municipal bonds (approximately $2.8 billion at December 31, 2012) and, although no more than 10% of our municipal bond portfolio is tied to any one state, widespread defaults could adversely affect our results of operations and financial condition;

•

we cannot predict the extent and duration of the current period of slow economic growth; the effects of government actions to address the U.S. federal deficit and debt ceiling issues; the continuing effects of government intervention into the markets to address the financial crisis of 2008 and 2009 (including, among other things, the effects of the Dodd-Frank Wall Street Reform and Consumer Protection Act and regulations adopted thereunder); the outcome of economic and currency concerns in the Eurozone; and their combined impact on our industry, business and investment portfolio;

•	we cannot predict the impact of U.S. health care reform legislation and regulations under that legislation on our business;

•

our business is dependent upon the successful functioning and security of our computer systems; if our information technology systems fail or suffer a security breach, our business or reputation could be adversely impacted;

•	we have recently completed a number of acquisitions and may engage in additional acquisition activity in the future, which may increase operational and control risks for a period of time;

•	the failure to complete the acquisition of Alterra announced on December 19, 2012;

•	the amount of the costs, fees, expenses and charges related to our acquisition of Alterra may exceed our expectations;

•	we may not realize the contemplated benefits, including cost savings and synergies, of our acquisition of Alterra;

•	we may have difficulties retaining all business previously written by us and Alterra following our acquisition of Alterra;

•	loss of services of any executive officers or other key personnel in conjunction with our acquisition of Alterra or otherwise could impact our operations; and

•	adverse changes in our assigned financial strength or debt ratings as a result of our acquisition of Alterra or otherwise could impact our ability to attract and retain business or obtain capital.

Our premium volume, underwriting and investment results and results from our non-insurance operations have been and will continue to be potentially materially affected by these factors. By making forward-looking statements, we do not intend to become obligated to publicly update or revise any such statements whether as a result of new information, future events or other changes. You should not place undue reliance on any forward-looking statements which speak only as at their dates.

SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand us and the terms of the notes. The “Description of Notes” section of this prospectus supplement and the “Description of Debt Securities” section of the accompanying prospectus contain more detailed information regarding the terms and conditions of the notes. You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the notes and the other considerations that are important to you in making a decision about whether to invest in the notes.

Unless otherwise indicated, references in this prospectus supplement to “Markel,” “we,” “us” and “our” are to Markel Corporation and its consolidated subsidiaries.

Markel Corporation

We are a diverse financial holding company serving a variety of niche markets. Our principal business markets and underwrites specialty insurance products.

In each of our businesses, we seek to provide quality products and excellent customer service so that we can be a market leader.

Our financial goals are to earn consistent underwriting and operating profits and superior investment returns to build shareholder value.

We are a Virginia corporation headquartered at 4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148, telephone number (804) 747-0136.

Recent Developments

On December 18, 2012, we and our wholly-owned subsidiary, Commonwealth Merger Subsidiary Limited, a Bermuda exempted company, or Merger Sub, entered into an Agreement and Plan of Merger, or the Alterra Merger Agreement, with Alterra Capital Holdings Limited, a Bermuda exempted limited liability company, or Alterra, under which Merger Sub will merge with and into Alterra. As a result of the transaction, Alterra would become our wholly-owned subsidiary.

Under the Alterra Merger Agreement, each issued and outstanding share of Alterra common stock (other than shares as to which appraisal rights are exercised and restricted shares that do not vest in connection with the transaction) would be converted into the right to receive (1) 0.04315 shares of our common stock and (2) $10.00 in cash. Based on our closing stock price on December 18, 2012, the day the agreement was entered into, the aggregate consideration payable to Alterra shareholders would be approximately $3.1 billion. Following the transaction, we estimate that our current shareholders would own approximately 69% of the combined company and Alterra shareholders would own approximately 31%. The transaction has been approved by shareholders of both companies, but remains subject to receipt of regulatory approvals. The transaction is expected to close in the first half of 2013.

Alterra is a Bermuda-headquartered, global enterprise dedicated to providing diversified specialty insurance and reinsurance products to corporations, public entities and property and casualty insurers. As of December 31, 2012, Alterra reported $10.7 billion in total assets and $2.8 billion in shareholders’ equity. Its reported net income for 2012 was $143.8 million on $1.7 billion in total revenues.

We believe that our acquisition of Alterra will create a strong company in global specialty insurance and investments, with a demonstrated track record of underwriting discipline in niche market segments and proven asset management strengths. Michael O’Reilly and K. Bruce Connell, who have been designated by Alterra and approved by the Nominating/Corporate Governance Committee of our Board of Directors, will be added to our Board of Directors upon completion of the transaction. Our current executive officers will hold the same, or substantially similar, positions after the transaction, although individual responsibilities may change to reflect the nature of the combined operations. Roles for Alterra officers and management personnel (other than its chief executive officer who is expected to leave the company after the transaction) are being identified as part of a transition planning process.

A copy of the Alterra Merger Agreement is included as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission, or SEC, on December 19, 2012. The foregoing description of the Alterra Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Alterra Merger Agreement. The Alterra Merger Agreement provides information regarding its terms only. It is not intended to provide any other factual information about us or Alterra. The Alterra Merger Agreement contains representations and warranties of the parties thereto made to and solely for the benefit of each other. Moreover, certain representations and warranties in the Alterra Merger Agreement were used for the purpose of allocating risk rather than establishing matters of fact. Accordingly, you should not rely on the warranties as characterizations of the actual state of facts.

Ratio of Earnings to Fixed Charges

The following table sets forth our historical ratio of earnings to fixed charges for each of the last five fiscal years.

Year Ended December 31,
2012	2011	2010	2009	2008
4.0	3.0	4.7	4.3	*

The ratio of earnings to fixed charges is computed by dividing pretax income from continuing operations before fixed charges by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.

*	For 2008, our earnings were insufficient to cover fixed charges by $159.1 million.

The Offering

Issuer	Markel Corporation

Notes Offered	$250 million aggregate principal amount of 3.625% Senior Notes due 2023 (referred to as the 2023 notes) and $250 million aggregate principal amount of 5.0% Senior Notes due 2043 (referred to as the 2043 notes). We refer to the 2023 and 2043 notes, collectively, as the notes.

Maturity Dates	The 2023 notes will mature on March 30, 2023 and the 2043 notes will mature on March 30, 2043.

Interest Payment Dates	March 30 and September 30 of each year, beginning September 30, 2013.

Special Mandatory Redemption	If our proposed acquisition of Alterra is not completed on or before November 1, 2013, or if the Alterra Merger Agreement is terminated before then, the notes will be subject to a special mandatory redemption at 101% of their principal amount plus accrued and unpaid interest to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” will be the tenth business day following the earlier of November 1, 2013 or the date the Alterra Merger Agreement is terminated. See “Description of Notes—Special Mandatory Redemption.”

Optional Redemption	We may redeem either or both of the 2023 notes and the 2043 notes at our option, in whole at any time or in part from time to time, at the “make-whole premium” described in “Description of Notes—Optional Redemption” plus accrued and unpaid interest to, but excluding, the redemption date.

Sinking fund	None.

Ranking	The notes will be our direct, unsecured and unsubordinated obligations, ranking equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The notes will be effectively junior to any secured indebtedness to the extent of the value of the assets securing such indebtedness. The notes will also be effectively junior to all of the liabilities of our subsidiaries.

As of December 31, 2012, we had approximately $1.5 billion of unsubordinated indebtedness outstanding on a consolidated basis. Markel Corporation currently has no secured debt. Of the reported outstanding indebtedness at December 31, 2012, our consolidated subsidiaries had approximately $105 million of outstanding indebtedness for borrowed money.

Covenants

The supplemental indenture for the notes contains limitations on our ability to incur certain liens securing debt. See “Description of Notes—Limitation on Liens.” The indenture also contains restrictions on our ability to enter into some consolidations, mergers or transfers of all or substantially all of our assets. Other than as described above, the provisions of the indenture do not afford holders of the notes protection in the event of a takeover, recapitalization or highly leveraged or similar transaction.

Use of proceeds	We intend to use the net proceeds from the sale of the notes for general corporate purposes. See “Use of Proceeds.”

Risk factors	Investing in the notes involves risks. You should carefully consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and, in particular, should carefully read the section entitled “Risk Factors” on page S-9 before purchasing any of the notes.

Clearance and Settlement	The notes will be cleared through The Depository Trust Company.

Form and Denomination	The notes will be issued only in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Trustee and Paying Agent	The Bank of New York Mellon will act as trustee and paying agent for the notes.

Governing Law	The indenture and the notes will be governed by the laws of the State of New York.

RISK FACTORS

An investment in the notes involves risks. In addition to the matters addressed in “Note on Forward-Looking and Cautionary Statements” and other information included or incorporated in this prospectus supplement and the accompanying prospectus, you should consider the following risk factors in determining whether to purchase the notes.

RISK FACTORS RELATING TO THE ALTERRA ACQUISITION

Failure to complete the acquisition of Alterra on a timely basis could negatively impact our business and financial results.

The Alterra Merger Agreement contains a number of conditions precedent that must be satisfied or waived before the transaction is completed, including among others, (i) authorization to list our common stock to be issued in the merger on the New York Stock Exchange, (ii) receipt of required regulatory approvals, (iii) the absence of any court order or injunction or regulatory prohibitions or restraints, (iv) Alterra having not less than $500,000,000 in immediately available unrestricted funds on the closing date of the merger and (v) receipt of designated ratings from A.M. Best Company, Inc. (A.M. Best).

The Alterra Merger Agreement contains certain customary termination rights and may also be terminated (i) due to failure to obtain designated ratings from A.M. Best or (ii) if Alterra or we do not have a specified minimum book value. If the acquisition of Alterra is not completed, we may be required, in certain circumstances, to pay a termination fee of $94,500,000 to Alterra.

Additionally, the pendency of the acquisition of Alterra, or the failure to complete the acquisition of Alterra, may adversely affect our ongoing business in the following ways:

•

the manner in which brokers, insureds, cedants and other third parties perceive us may be negatively impacted, which in turn could affect our ability to compete for or write new business or obtain renewals in the marketplace;

•	our current and prospective employees may experience uncertainty about their future roles with the combined company, which may adversely affect our ability to attract and retain key personnel;

•

some existing and potential customers and other persons with whom we have business relationships may delay or defer business decisions or might seek to terminate, change or renegotiate their relationship with us;

•

the attention of our management will be diverted to the acquisition of Alterra or to planning the integration of the companies after the acquisition instead of being directed solely to our operations and pursuit of other opportunities that may be beneficial to us; and

•	either our ratings or those of our insurance subsidiaries may be adversely affected, which would likely result in a material adverse effect on our business, financial condition and operating results.

We will be exposed to underwriting and other business risks during the period that Alterra’s business continues to be operated independently from ours.

Until completion of the acquisition of Alterra, we will each operate independently from the other in accordance with our distinct underwriting guidelines, investment policies, referral processes, authority levels and risk management policies and practices. As a result, during this period, Alterra may assume risks that we would not have assumed for ourself or for the combined company, accept premiums that, in our judgment, do not adequately compensate it for the risks assumed, make investment decisions that would not adhere to our investment policies or otherwise make business decisions or take on exposures that, while consistent with Alterra’s general business approach and practices, are not the same as ours. Significant delays in consummating the acquisition of Alterra will materially increase the risk that Alterra will operate its business in a manner that differs from how the business would have been conducted under the combined company.

If we do not successfully integrate Alterra’s business with ours, the combined company could suffer.

We may face significant technological, accounting and other challenges in combining Alterra’s operations with ours. Achieving the anticipated benefits of the Alterra acquisition will depend in part upon whether we are successful in integrating Alterra’s business in a timely and efficient manner. Before the acquisition, Alterra operated independently, with its own business, corporate culture, locations, employees and systems. As a result, the integration of certain operations will take time and will require the dedication of significant management resources. We may not be able to accomplish this integration process smoothly or successfully. There may be substantial difficulties, costs and delays involved in any integration of the business of Alterra with that of our own. These may include:

•	distracting management from day-to-day operations;

•	potential incompatibility of corporate cultures;

•	an inability to achieve synergies as planned;

•	changes in the combined business due to potential divestitures or other requirements imposed by regulators;

•	costs and delays in implementing common systems and procedures; and

•	increased difficulties in managing our business due to the addition of locations.

Any delay or inability of management to successfully integrate the operations of the two companies could compromise the combined company’s potential to achieve the long-term strategic benefits of the acquisition and could have a material adverse effect on the business, financial condition and operating results of the combined company.

We will incur significant transaction, integration and restructuring costs in connection with the acquisition of Alterra.

We will incur significant transaction costs related to the acquisition of Alterra. In addition, the combined business will incur integration and restructuring costs following the completion of the acquisition as we integrate the Alterra business with our business. Although we expect that the realization of benefits and efficiencies related to the integration of the business may offset these transaction, integration and restructuring costs over time, we cannot give any assurance that this net benefit will be achieved in the near term, if at all, which could adversely affect our financial condition and results of operations.

We may lose employees due to uncertainties associated with the acquisition of Alterra and may not be able to hire qualified new employees.

The success of the combined company after the acquisition of Alterra will depend in part upon our ability to retain key employees. Competition for qualified personnel can be intense. In addition, key employees may depart because of issues relating to the uncertainty or difficulty of integration or a desire not to remain with the combined company. Accordingly, no assurance can be given that we will be able to attract, retain or motivate key employees or qualified new employees. If, despite retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration, the combined company’s business could be adversely impacted.

The occurrence of severe catastrophic events may cause the combined company’s financial results to be volatile and may affect the financial results of the combined company differently than such an event would have affected our financial results or Alterra’s on a stand-alone basis.

Because the combined company will, among other things, underwrite property catastrophe insurance and reinsurance and have large aggregate exposures to natural and man-made disasters, we expect that the combined company’s loss experience generally will include infrequent events of great severity. Consequently, the occurrence of losses from catastrophic events is likely to cause substantial volatility in the combined company’s financial results. In addition, because catastrophes will be an inherent risk of the combined company’s business, a major event or series of events could have a material adverse effect on the combined company’s financial condition and results of operations, possibly to the extent of eliminating the combined company’s shareholders’ equity. Increases in the values and concentrations of insured property and the effects of inflation have resulted in increased severity of industry losses in recent years, and those factors are expected to increase the severity of catastrophe losses in the future. Upon closing, the combined company’s exposure to natural and man-made disasters will be different than our exposure before the acquisition.

Alterra’s counterparties to contracts and arrangements may acquire certain rights upon our acquisition of Alterra, which could negatively affect the combined company.

Alterra or its subsidiaries are parties to numerous contracts, agreements, licenses, permits, authorizations and other arrangements that contain provisions giving counterparties certain rights (including, in some cases, termination rights) upon a “change in control” of Alterra or its subsidiaries. The definition of “change in control” varies from contract to contract, ranging from a narrow to a broad definition, and in some cases, the “change in control” provisions may be implicated by our acquisition of Alterra. If a change in control occurs, cedants may be permitted to cancel contracts on a cut-off or run-off basis, and Alterra or certain of its affiliates may be required to provide collateral to secure premium and reserve balances or may be required to cancel and commute a contract, subject to an agreement between the parties that may be settled in arbitration. If a contract is cancelled on a cut-off basis, Alterra may be required to return unearned premiums, net of commissions. In addition, contracts may provide a ceding company with multiple options, such as collateralization or commutation, that would be triggered by a change in control. Collateral requirements may take the form of trust agreements or be funded by securities held or letters of credit. Upon commutation, the amount to be paid to settle the liability for gross loss reserves would typically consider a discount to the financial statement loss reserve value, reflecting the time value of money resident in the ultimate settlement of such loss reserves. In certain instances, contracts contain dual triggers, such as a change in control and a ratings downgrade, both of which must be satisfied for the contractual right to be exercisable.

Whether a ceding company would have cancellation rights in connection with our acquisition of Alterra depends upon the language of its agreement with Alterra or its applicable subsidiaries. Whether a ceding company exercises any cancellation rights it has would depend on, among other factors, such ceding company’s views with respect to the financial strength and business reputation of the combined company, the extent to which such ceding company currently has coverage with the combined company’s affiliates, the prevailing market conditions, the pricing and availability of replacement coverage and the combined company’s ratings following the merger. We cannot currently predict the effects, if any, if our acquisition of Alterra is deemed to constitute a change in control under contracts and other arrangements, including the extent to which cancellation rights would be exercised, if at all, nor the effect on the combined company’s financial condition, results of operations, or cash flows, but such effect could be material.

The preliminary unaudited pro forma financial information included elsewhere in this prospectus supplement is preliminary and may not be representative of our results as a combined company after the consummation of the acquisition of Alterra and, accordingly, you have limited financial information on which to evaluate the combined company and your investment decision.

We and Alterra currently operate as separate companies. We have had no prior history as a combined entity and our operations have not previously been managed on a combined basis. We have not had sufficient time to completely evaluate the tangible and identifiable intangible assets of Alterra. Accordingly, the preliminary unaudited pro forma adjustments, including the allocations of the acquisition consideration, have been made solely for the purpose of providing preliminary unaudited pro forma consolidated financial information. A final determination of the acquisition consideration and fair values of Alterra’s assets and liabilities, which cannot be made before the completion of the acquisition, will be based on the actual net tangible and intangible assets of Alterra that exist as of the date of completion of the transaction. Consequently, amounts preliminarily allocated to goodwill and intangible assets could change significantly from those allocations used in the preliminary unaudited pro forma consolidated financial statements presented herein and could result in a material change in amortization of acquired intangible assets

In addition, the preliminary unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the acquisition of Alterra been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The preliminary unaudited pro forma financial information does not reflect future nonrecurring charges resulting from the acquisition of Alterra. The preliminary unaudited pro forma financial information does not reflect future events that may occur after the acquisition of Alterra, including the potential realization of operating cost savings (synergies) or restructuring activities or other costs related to the planned integration of Alterra, and does not consider potential impacts of current market conditions on revenues or expenses. The preliminary unaudited pro forma financial information presented in this prospectus supplement is based in part on certain assumptions regarding the acquisition of Alterra that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

The historical financial information of Alterra included and incorporated by reference in this prospectus supplement may not be representative of the future financial results of Alterra.

The historical growth of Alterra’s revenues may not be representative of Alterra’s future financial performance. Alterra’s future financial performance will be largely dependent on a number of factors outside its control, including, among other things, the changes in the general economic conditions, the effect of competition and cyclical trends, including with respect to demand and pricing in the insurance and reinsurance market and he occurrence of natural or man-made catastrophic events. We cannot assure you that Alterra’s business will continue to grow at historical rates, or at all. If Alterra’s business does not significantly grow, the expected benefits of the acquisition of Alterra will be diminished.

A write-off of a significant portion of the goodwill and intangible assets recorded in connection with the acquisition of Alterra would negatively affect the combined company’s financial results.

Based on our preliminary valuations, we expect to record goodwill and intangible assets of approximately $640.2 million as a result of the acquisition of Alterra. On at least an annual basis, we assess whether there has been an impairment in the value of goodwill and intangible assets. If the carrying value of goodwill and intangible assets exceeds its estimated fair value, impairment is deemed to have occurred, and the carrying value of goodwill and intangible assets is written down to fair value. Under current accounting rules, this would result in a charge to the combined company’s operating earnings. Accordingly, any determination requiring the write-off of a significant portion of goodwill and intangible assets recorded in connection with the acquisition of Alterra would negatively affect our results of operations.

RISK FACTORS RELATING TO THE OFFERING

Our holding company structure results in structural subordination which may affect our ability to make payments on the notes.

The notes are obligations exclusively of Markel Corporation. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, are dependent upon the earnings of our subsidiaries and on the distribution of earnings, loans or other payments by our subsidiaries to us. In addition, payment of dividends by our insurance subsidiaries may require prior regulatory notice or approval. The notes will be structurally subordinated to all obligations of our subsidiaries, which means that holders of obligations of our subsidiaries have claims on the assets of those subsidiaries that have priority to claims of holders of the notes. The indenture governing the notes does not limit the amount of debt that we or any of our subsidiaries may incur. Our consolidated subsidiaries had approximately $105 million of outstanding indebtedness for borrowed money at December 31, 2012.

A ratings decline could adversely affect the value of the notes.

The notes may be rated by one or more nationally recognized statistical rating organizations. The ratings of the notes will primarily reflect our financial strength and will change in accordance with the rating of our financial strength. Any rating is not a recommendation to purchase, sell or hold any particular security, including the notes. Ratings do not comment as to market price or suitability for a particular investor. In addition, ratings at any time may be lowered or withdrawn in their entirety. The ratings of the notes may not reflect the potential impact of all risks related to structure and other factors on any trading market for, or trading value of, the notes. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

A public market does not currently exist for the notes and a market may not develop or be sustained.

The notes are new issues of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, the underwriters are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

If our proposed acquisition of Alterra is not completed on or before November 1, 2013, or if the Alterra Merger Agreement is terminated before then, the notes will be subject to a special mandatory redemption and, as a result, holders of the notes may not obtain their expected return on such notes.

Our proposed acquisition of Alterra is subject to certain conditions, including various regulatory approvals, and there can be no assurance that the transaction will close. If the acquisition of Alterra is not completed on or before November 1, 2013, or if the Alterra Merger Agreement is terminated before then, we will be obligated to redeem the notes. If we redeem the notes under the special mandatory redemption provisions, holders of the notes may not obtain their expected return on the notes and may not be able to reinvest the proceeds from the special mandatory redemption in an investment that results in a comparable return. In addition, as a result of the special mandatory redemption provisions of the notes, the trading prices of the notes may not reflect the financial results of our business or macroeconomic factors. Holders of the notes will have no rights under the special mandatory redemption provisions if the acquisition of Alterra is completed, nor will they have any right to require us to repurchase the notes if, between the closing of this offering and the completion of the acquisition of Alterra, we experience any changes (including any material adverse changes) in our business or financial condition, or if the terms of the Alterra Merger Agreement change, including in material respects.

We may be unable to redeem the notes in the event of a special mandatory redemption.

If the acquisition of Alterra is not completed on or before November 1, 2013, or if the Alterra Merger Agreement is terminated before then, we will be required to redeem all of the notes at a redemption price equal to 101% of the aggregate principal amount plus accrued and unpaid interest to, but excluding, the special mandatory redemption date. See “Description of Notes—Special Mandatory Redemption.” We are not obligated to place the proceeds from the sale of the notes in escrow before consummation of the acquisition of Alterra or to provide a security interest in those net proceeds, and there are no restrictions on our use of those net proceeds during such time. If we use the net proceeds from the sale of notes for other purposes or otherwise do not have access to the net proceeds, we will need to fund any special mandatory redemption from other sources of liquidity. In the event of a special mandatory redemption, we may not have sufficient funds to redeem any or all of the notes.

RISK FACTORS RELATING TO OUR BUSINESS

Our results may be affected because actual insured losses differ from our loss reserves.

Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the related loss adjustment expenses. The process of estimating loss reserves is a difficult and complex exercise involving many variables and subjective judgments. This process may become more difficult if we experience a period of rising inflation. As part of the reserving process, we review historical data and consider the impact of such factors as:

•	trends in claim frequency and severity,

•	changes in operations,

•	emerging economic and social trends,

•	uncertainties relating to asbestos and environmental exposures,

•	inflation or deflation, and

•	changes in the regulatory and litigation environments.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, and actual results will differ from original estimates. As part of the reserving process, we regularly review our loss reserves and make adjustments as necessary. Future increases in loss reserves will result in additional charges to earnings, which may be material.

We may experience losses from catastrophes.

As a property and casualty insurance company, we may experience losses from man-made or natural catastrophes. Catastrophes may have a material adverse effect on operations. Catastrophes include, but are not limited to, windstorms, hurricanes, earthquakes, tornadoes, hail, severe winter weather and fires and may include terrorist events. We cannot predict how severe a particular catastrophe will be before it occurs. The extent of losses from catastrophes is a function of the total amount of losses incurred, the number of insureds affected, the frequency and severity of the events, the effectiveness of our catastrophe risk management program and the adequacy of our reinsurance coverage. Most catastrophes occur over a small geographic area; however, some catastrophes may produce significant damage in large, heavily populated areas. If, as many forecast, climate change results in an increase in the frequency and severity of weather-related catastrophes, we may experience additional catastrophe-related losses, which may be material.

We are subject to regulation by insurance regulatory authorities that may affect our ability to implement and achieve our business objectives.

Our insurance subsidiaries are subject to supervision and regulation by the insurance regulatory authorities in the various jurisdictions in which they conduct business. This regulation is intended for the benefit of policyholders rather than shareholders or holders of debt securities. Insurance regulatory authorities have broad regulatory, supervisory and administrative powers relating to solvency standards, licensing, coverage requirements, policy rates and forms and the form and content of financial reports. In light of recent economic conditions, regulatory and legislative authorities are implementing enhanced or new regulatory requirements intended to prevent future financial crises or otherwise assure the stability of financial institutions. Regulatory authorities also may seek to exercise their supervisory or enforcement authority in new or more aggressive ways, such as imposing increased capital requirements. Any such actions, if they occurred, could affect the competitive market and the way we conduct our business and manage our capital. As a result, such actions could materially affect our results of operations, financial condition and liquidity.

Our investment results may be impacted by changes in interest rates, U.S. and international monetary and fiscal policies as well as broader economic conditions.

We receive premiums from customers for insuring their risks. We invest these funds until they are needed to pay policyholder claims or until they are recognized as profits. Fluctuations in the value of our investment portfolio can occur as a result of changes in interest rates, U.S. and international monetary and fiscal policies as well as broader economic conditions (including, for example, equity market conditions and significant inflation or deflation). Our investment results may be materially impacted by one or more of these factors.

Competition in the property and casualty insurance industry could adversely affect our ability to improve or maintain underwriting margins or to grow or maintain premium volume.

Among our competitive strengths have been our specialty product focus and our niche market strategy. These strengths also make us vulnerable in periods of intense competition to actions by other insurance companies who seek to write additional premiums without appropriate regard for underwriting profitability. During soft markets, it is very difficult for us to grow or maintain premium volume levels without sacrificing underwriting profits. If we are not successful in maintaining rates or achieving rate increases, it may be difficult for us to improve or maintain underwriting margins or to grow or maintain premium volume levels.

We invest a significant portion of our invested assets in equity securities, which may result in significant variability in our investment results and may adversely impact shareholders’ equity. Additionally, our equity investment portfolio is concentrated and declines in the value of these significant investments could adversely affect our financial results.

Equity securities were 62% and 55% of our shareholders’ equity at December 31, 2012 and 2011, respectively. Equity securities have historically produced higher returns than fixed maturities; however, investing in equity securities may result in significant variability in investment returns from one period to the next. In volatile financial markets, we could experience significant declines in the fair value of our equity investment portfolio, which would result in a material decrease in shareholders’ equity. Our equity portfolio is concentrated in particular issuers and industries and, as a result, a decline in the fair value of these concentrated investments also could result in a material decrease in shareholders’ equity. A material decrease in shareholders’ equity may adversely impact our ability to carry out our business plans.

Deterioration in financial markets could lead to investment losses and adverse effects on our business.

The severe downturn in the public debt and equity markets beginning in 2008, reflecting uncertainties associated with the mortgage and credit crises, worsening economic conditions, widening of credit spreads, bankruptcies and government intervention in large financial institutions, resulted in significant realized and unrealized losses in our investment portfolio. In the event of another major financial crisis (for example, a crisis precipitated by the failure to adequately address U.S. government deficit spending and tax revenue generation, downgrades or defaults in U.S. and/or foreign sovereign debt obligations or the collapse of the Eurozone), we could incur substantial realized and unrealized investment losses in future periods, which would have an adverse impact on our results of operations, financial condition, debt and financial strength ratings, insurance subsidiaries’ capital and ability to access capital markets.

We rely on reinsurance and bear collection risk if the reinsurer fails to meet its obligations under the reinsurance agreement.

We purchase reinsurance in order to reduce our retention on individual risks and to have the ability to underwrite policies with sufficient limits to meet policyholder needs. The ceding of insurance does not legally discharge us from our primary liability for the full amount of the policies. Such reliance on reinsurance may create credit risk as a result of the reinsurer’s inability or unwillingness to pay reinsurance claims when due. Deterioration in the credit quality of existing reinsurers or disputes over the terms of reinsurance could result in additional charges to earnings, which may have a materially adverse impact our results of operations and financial condition.

Our information technology systems could fail or suffer a security breach, which could adversely affect our business or reputation.

Our business is dependent upon the successful functioning and security of our computer systems. Among other things, we rely on these systems to interact with producers and insureds, to perform actuarial and other modeling functions, to underwrite business, to prepare policies and process premiums, to process claims and make claims payments, and to prepare internal and external financial statements and information. A significant failure of these systems, whether because of a breakdown, natural disaster or an attack on our systems, could have a material adverse effect on our business. In addition, a security breach of our computer systems could damage our reputation or result in material liabilities.

The integration of acquired companies may not be as successful as we anticipate.

We have recently engaged in a number of acquisitions in an effort to achieve profitable growth in our insurance operations and to create additional value on a diversified basis in our non-insurance operations. Acquisitions present operational, strategic and financial risks, as well as risks associated with liabilities arising from the previous operations of the acquired companies. Assimilation of the operations and personnel of acquired companies (especially those that are outside of our core insurance operations) may prove more difficult than anticipated, which may result in failure to achieve financial objectives associated with the acquisition or diversion of management attention. In addition, integration of formerly privately-held companies into the management and internal control and financial reporting systems of a publicly-held company presents additional risks.

USE OF PROCEEDS

We estimate that the net proceeds of the offering, after deducting the underwriting discount but before expenses, will be approximately $491,235,000. We intend to use the net proceeds for general corporate purposes.

The offering is not condition upon the completion of the acquisition of Alterra but if our proposed acquisition of Alterra is not completed on or before November 1, 2013, or if the Alterra Merger Agreement is terminated before then, the notes will be subject to a special mandatory redemption at 101% of their principal amount plus accrued and unpaid interest to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” will be the tenth business day following the earlier of November 1, 2013 or the date the Alterra Merger Agreement is terminated. See “Description of Notes—Special Mandatory Redemption.”

CAPITALIZATION

The table below sets forth our consolidated cash and cash equivalents and consolidated capitalization as of December 31, 2012:

•	on an actual basis;

•	on an as adjusted basis giving effect to this offering and the February 15, 2013 repayment of our 6.80% senior notes due 2013, or the 2013 notes repayment; and

•	on a pro forma as adjusted basis giving effect giving effect to this offering, the 2013 notes repayment and our proposed acquisition of Alterra.

You should read this table along with “Summary—Recent Developments,” “Use of Proceeds,” “Preliminary Unaudited Pro Forma Consolidated Financial Information”, our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2012 and Alterra’s audited financial statements for the year ended December 31, 2012 contained in our Current Report on Form 8-K dated March 5, 2013. See “Where You Can Find More Information About Markel.”

	December 31, 2012
	Actual	As Adjusted	Pro Forma As Adjusted
	(unaudited, in millions)
Cash and cash equivalents	$973	$1,217	$944

Senior long-term debt and other debt	1,493	1,737	2,238
Total shareholders’ equity	3,889	3,889	6,029

Total capitalization	5,382	5,626	8,267

PRELIMINARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following preliminary unaudited pro forma consolidated financial statements are based on the separate historical financial statements of Markel and Alterra after giving effect to the acquisition of Alterra by Markel and the issuance of Markel common stock in connection therewith, and the assumptions and adjustments described in the accompanying notes to the preliminary unaudited pro forma consolidated financial statements. The preliminary unaudited pro forma consolidated balance sheet as of December 31, 2012 is presented as if the transaction had occurred on December 31, 2012. The preliminary unaudited pro forma consolidated income statement for the year ended December 31, 2012 is presented as if the transaction had occurred on January 1, 2012. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the transaction and, with respect to the income statement only, expected to have a continuing impact on consolidated results of operations.

The preparation of the preliminary unaudited pro forma consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The preliminary unaudited pro forma consolidated financial statements should be read together with:

•	the accompanying notes to the preliminary unaudited pro forma consolidated financial statements;

•

Markel’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2012, included in Markel’s Annual Report on Form 10-K for the year ended December 31, 2012; and

•

Alterra’s separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2012, included in Markel’s Current Report on Form 8-K dated March 5, 2013.

The preliminary unaudited pro forma consolidated financial information has been prepared using the acquisition method of accounting for business combinations under U.S. GAAP. Markel is the acquirer for accounting purposes.

We have not had sufficient time to completely evaluate the tangible and identifiable intangible assets of Alterra. Accordingly, the preliminary unaudited pro forma adjustments, including the allocations of the acquisition consideration, have been made solely for the purpose of providing preliminary unaudited pro forma consolidated financial information.

A final determination of the acquisition consideration and fair values of Alterra’s assets and liabilities, which cannot be made before the completion of the acquisition, will be based on the actual net tangible and intangible assets of Alterra that exist as of the date of completion of the transaction. Consequently, amounts preliminarily allocated to goodwill and intangible assets could change significantly from those allocations used in the preliminary unaudited pro forma consolidated financial statements presented herein and could result in a material change in amortization of acquired intangible assets.

In connection with the plan to integrate the operations of Markel and Alterra following the completion of the transaction, we anticipate that nonrecurring charges will be incurred. We are not able to determine the timing, nature, and amount of these charges as of the date of this prospectus supplement. However, these charges will affect the results of operations of Markel and Alterra, as well as those of the combined company following the completion of the acquisition, in the period in which they are incurred. The preliminary unaudited pro forma consolidated financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the transaction, as they are nonrecurring in nature or not factually supportable at the time that the preliminary unaudited pro forma consolidated financial statements were prepared.

The adjustments that will be recorded as of the completion of the acquisition may differ materially from the information presented in these preliminary unaudited pro forma consolidated financial statements as a result of:

•	the occurrence of natural or man-made catastrophic events which trigger losses on catastrophe-exposed insurance contracts written by Alterra;

•	changes in the fair value of Alterra’s investment portfolio due to market volatility;

•	changes in the trading price for Markel’s common stock;

•	net cash used or generated in Alterra’s operations between the signing of the Alterra Merger Agreement and completion of the transaction;

•	the timing of the completion of the transaction; and

•	other changes in Alterra’s net assets that occur before completion of the transaction, which could cause material differences in the information presented below.

The preliminary unaudited pro forma consolidated financial statements are provided for informational purposes only. Additionally, the preliminary unaudited pro forma consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. Lastly, the preliminary unaudited pro forma consolidated financial statements do not give consideration to the impact of possible revenue enhancements, expense efficiencies, synergies or asset dispositions that may result from the transaction.

PRELIMINARY UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

	December 31, 2012
	(dollars in thousands)
	Markel	Alterra	Adjustments		Total
ASSETS
Fixed maturities (available for sale)	$4,979,283	$5,647,303	$1,437,457	(a)	$12,064,043
Fixed maturities (trading)	—	429,246	(429,246	)(a)	—
Fixed maturities (held to maturity)	—	852,266	(852,266	)(a)	—
Equity securities	2,406,951	—	—		2,406,951
Short-term investments	973,330	—	41,913	(a)	1,015,243
Other investments	—	409,005	—		409,005

TOTAL INVESTMENTS	8,359,564	7,337,820	197,858		15,895,242

Cash and cash equivalents	973,181	694,756	(968,290	)(b)	699,647
Receivables	413,883	748,705	—		1,162,588
Reinsurance recoverable on unpaid losses	778,774	1,289,577	(49,639	)(c)	2,018,712
Reinsurance recoverable on paid losses	51,145	—	49,639	(c)	100,784
Deferred policy acquisition costs	157,465	146,328	(146,328	)(d)	157,465
Prepaid reinsurance premiums	110,332	247,740	—		358,072
Goodwill and intangible assets	1,049,225	54,751	585,496	(e)	1,689,472
Other assets	663,019	157,401	—		820,420

TOTAL ASSETS	$12,556,588	$10,677,078	$(331,264)		$22,902,402

LIABILITIES AND EQUITY
Unpaid losses and loss adjustment expenses	$5,371,426	$4,690,344	$100,000	(f)	$10,161,770
Unearned premiums	1,000,261	1,031,633	(146,328	)(g)	1,885,566
Payables to insurance companies	103,212	176,027	—		279,239
Senior long-term debt and other debt	1,492,550	440,532	60,554	(h)	1,993,636
Other liabilities	613,897	206,365	4,618	(i)	824,880
Life and annuity benefits	—	1,159,545	349,000	(j)	1,508,545
Deposit liabilities	—	132,910	—		132,910

TOTAL LIABILITIES	8,581,346	7,837,356	367,844		16,786,546

Redeemable noncontrolling interests	86,225	—	—		86,225
Commitments and contingencies
Shareholders’ equity:
Common stock	908,980	96,060	2,056,837	(k)	3,061,877
Retained earnings	2,068,340	778,249	(790,532	)(l)	2,056,057
Accumulated other comprehensive income	911,337	244,172	(244,172	)(m)	911,337
Additional paid-in capital	—	1,721,241	(1,721,241	)(n)	—

TOTAL SHAREHOLDERS’ EQUITY	3,888,657	2,839,722	(699,108)		6,029,271

Noncontrolling interests	360	—	—		360

TOTAL EQUITY	3,889,017	2,839,722	(699,108)		6,029,631

TOTAL LIABILITIES AND EQUITY	$12,556,588	$10,677,078	$(331,264)		$22,902,402

See accompanying notes to the preliminary unaudited pro forma consolidated financial statements.

PRELIMINARY UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31, 2012
	(dollars in thousands, except per share data)
	Markel	Alterra	Adjustments		Total
OPERATING REVENUES
Earned premiums	$2,147,128	$1,365,223	$—		$3,512,351
Net investment income	282,107	218,964	(15,847	)(o)	485,224
Other-than-temporary impairment losses	(12,078)	(9,552)	—		(21,630)
Other-than-temporary impairment losses recognized in other comprehensive income	—	2,644	—		2,644

Other-than-temporary impairment losses recognized in net income	(12,078)	(6,908)	—		(18,986)
Net realized and unrealized investment gains (losses), excluding other-than-temporary impairment losses	43,671	70,886	(3,830	)(p)	110,727

Net realized investment gains (losses)	31,593	63,978	(3,830)		91,741
Other revenues	539,284	10,301	—		549,585

TOTAL OPERATING REVENUES	3,000,112	1,658,466	(19,677)		4,638,901

OPERATING EXPENSES
Losses and loss adjustment expenses	1,154,068	926,445	(19,000	)(q)	2,061,513
Underwriting, acquisition and insurance expenses	929,472	—	475,869	(r)	1,405,341
Acquisition costs	—	250,413	(250,413	)(r)	—
General and administrative expenses	—	231,562	(231,562	)(r)	—
Amortization of intangible assets	33,512	—	21,830	(s)	55,342
Claims and policy benefits	—	55,582	(19,000	)(t)	36,582
Other expenses	478,248	3,129	—		481,377

TOTAL OPERATING EXPENSES	2,595,300	1,467,131	(22,276)		4,040,155

OPERATING INCOME	404,812	191,335	2,599		598,746

Interest expense	92,762	35,644	(6,762	)(u)	121,644

INCOME BEFORE INCOME TAXES	312,050	155,691	9,361		477,102
Income tax expense (benefit)	53,802	11,885	21,282	(v)	86,969

NET INCOME	$258,248	$143,806	$(11,921)		$390,133
Net income attributable to noncontrolling interests	4,863	—	—		4,863

NET INCOME TO SHAREHOLDERS	$253,385	$143,806	$(11,921)		$385,270

NET INCOME PER SHARE
Basic	$25.96	$1.47	n/m		$27.22
Diluted	$25.89	$1.43	n/m		$27.05

n/m - not meaningful

See accompanying notes to the preliminary unaudited pro forma consolidated financial statements.

NOTES TO PRELIMINARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Pro Forma Presentation

The preliminary unaudited pro forma consolidated balance sheet as of December 31, 2012 and the preliminary unaudited pro forma consolidated income statement for the year ended December 31, 2012 are based on the historical financial statements of Markel and Alterra after giving effect to the completion of the acquisition of Alterra by Markel and the assumptions and adjustments described in the accompanying notes. They do not reflect cost savings or operating synergies expected to result from the transaction, the costs to achieve these cost savings or operating synergies, or any disposition of assets that may result from the integration of the operations of the two companies.

The transaction will be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification, which we refer to as ASC, Topic 805, Business Combinations, which we refer to as “ASC 805,” with Markel as the acquiring entity. In business combination transactions in which the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement of the acquisition consideration is based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

Under ASC 805, all of the Alterra assets acquired and liabilities assumed in this business combination are recognized at their acquisition-date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. Changes in deferred tax asset valuation allowances and income tax uncertainties, if any, after the acquisition date will generally affect income tax expense. After completion of the transaction, Markel and Alterra will finalize an integration plan, which may affect how the assets acquired, including intangible assets, will be utilized by the combined company.

The preliminary unaudited pro forma information is presented solely for informational purposes and is not necessarily indicative of the consolidated results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company.

Note 2 - Preliminary Acquisition Consideration

On December 18, 2012, Markel and Alterra entered into the Alterra Merger Agreement. The purchase consideration to Alterra shareholders includes approximately 4.4 million shares of Markel common stock and approximately $1.0 billion of cash. At the closing (as defined in the Alterra Merger Agreement) each outstanding Alterra common share (other than shares as to which appraisal rights have been exercised and any restricted shares that do not vest in connection with the transaction) will be converted into the right to receive 0.04315 shares of Markel common stock and $10.00 in cash (Merger Consideration), subject to certain adjustments. Under the Alterra Merger Agreement the 1.9 million stock options outstanding under Alterra’s equity incentive plans will be exchanged for Markel stock options at an estimated exchange ratio of 0.06347, which we refer to as the “Estimated Incentive Award Exchange Ratio.” Each outstanding Alterra restricted stock unit and restricted common share will be converted into a Markel restricted stock unit or restricted stock based upon the Estimated Incentive Award Exchange Ratio. Each outstanding Alterra warrant will be converted into the right to receive the Merger Consideration.

The share price used in determining the preliminary acquisition consideration is based upon the closing price of shares of Markel common stock on February 26, 2013 and Alterra common shares and equity awards outstanding as of December 31, 2012. The preliminary acquisition consideration also includes the fair value of Alterra restricted stock and restricted stock units, options, and warrants that are vested and either exercised or converted as of the closing of the transaction.

The effect of an increase (decrease) of $1.00 per share of Markel common stock would be to increase (decrease) the pro forma goodwill and to increase (decrease) common stock by approximately $4.6 million reflecting the increase (decrease) in the acquisition consideration. There would be no impact on the pro forma net income.

The preliminary acquisition consideration excludes the impact of fractional shares and is calculated as follows:

Calculation of Acquisition Consideration

(dollars and shares in millions, except per share data)
Alterra common shares outstanding as of December 31, 2012 (including the dilutive effect of warrants)	96.8
Exchange ratio per the Alterra Merger Agreement	0.04315

Markel share issuance to Alterra shareholders	4.2
Shares of Alterra restricted stock and restricted stock units outstanding as of December 31, 2012	4.0
Estimated Incentive Award Exchange Ratio per the Alterra Merger Agreement	0.06347

Markel restricted stock and restricted stock unit issuance to Alterra restricted stock and restricted stock unit holders	0.3
Multiplied by Markel’s closing price per share on February 26, 2013	$492.16

Markel share, restricted stock, and restricted stock unit issuance consideration, net of tax	$2,172.2

Alterra common shares outstanding as of December 31, 2012 that will receive cash consideration (including dilutive effect of warrants)	96.8
Multiplied by Markel’s cash price component, per share	$10.00

Markel cash consideration	$968.3

Estimated fair value of Markel stock option issuance to Alterra stock option holders as of December 31, 2012	$14.4
Unrecognized compensation on unvested restricted stock and restricted stock units	$(46.0)

Total acquisition consideration	$3,108.9

Note 3 - Preliminary Acquisition Consideration Allocation

Under the acquisition method of accounting, the total acquisition consideration is allocated to the acquired tangible and identifiable intangible assets and assumed liabilities of Alterra based on their estimated fair values as of the closing of the transaction. The excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

The allocation of the estimated acquisition consideration is preliminary because the proposed transaction has not yet been completed. The preliminary allocation is based on estimates, assumptions, valuations, and other studies which have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the acquisition consideration allocation reflected in the preliminary unaudited pro forma adjustments will remain preliminary until Markel management determines the final acquisition consideration and the fair values of assets acquired and liabilities assumed. The final determination of the acquisition consideration allocation is anticipated to be completed as soon as practicable after the completion of the transaction and will be based on the value of the Markel share price at the closing of the transaction. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the preliminary unaudited pro forma consolidated financial statements.

The total preliminary acquisition consideration is allocated to Alterra’s tangible and identifiable intangible assets and liabilities as of December 31, 2012 based on their preliminary fair values as follows:

Preliminary Acquisition Consideration Allocation

(dollars in thousands)	December 31, 2012
ASSETS
Fixed maturities (available for sale)	$5,627,119
Fixed maturities (trading)	429,246
Fixed maturities (held to maturity)	1,070,308
Other investments	409,005

Total Investments	7,535,678

Cash and cash equivalents	694,756
Receivables	748,705
Reinsurance recoverable on unpaid losses	1,289,577
Prepaid reinsurance premiums	247,740
Goodwill and intangible assets	640,247
Other assets	157,401

Total Assets	$11,314,104

LIABILITIES
Unpaid losses and loss adjustment expenses	$4,790,344
Unearned premiums	885,305
Payables to insurance companies	176,027
Senior long-term debt and other debt	501,086
Other liabilities	210,970
Life and annuity benefits	1,508,545
Deposit liabilities	132,910

Total Liabilities	8,205,187

Acquisition Consideration	$3,108,917

Approximately $255 million has been preliminarily allocated to amortizable intangible assets acquired. The amortization related to the preliminary fair value of amortizable intangible assets is reflected as a pro forma adjustment to the preliminary unaudited pro forma consolidated financial statements.

Identifiable intangible assets. The preliminary fair values of intangible assets were determined based on the provisions of ASC 805, which defines fair value in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, which we refer to as ASC 820. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Intangible assets were identified that met either the separability criterion or the contractual-legal criterion described in ASC 805. The preliminary allocation to intangible assets is as follows:

(dollars in thousands)	December 31, 2012	Estimated Useful Life (Years)
Policyholder relationships	$135,000	17
Distributor relationships	55,000	18
Technology	40,000	6
Trade names	25,000	6
Licenses	15,000	indefinite

Total Identified Intangible Assets	$270,000

Goodwill. Goodwill represents the excess of the preliminary acquisition consideration over the preliminary fair value of the underlying net tangible and intangible assets. Among the factors that contributed to a purchase price in excess of the fair value of the identifiable net tangible and intangible assets are the skill sets, operations and synergies that can be leveraged to enable the combined company to build a stronger enterprise. In accordance with ASC Topic 350, Intangibles-Goodwill and Other, goodwill will not be amortized, but instead will be tested for impairment at least annually and whenever events or circumstances have occurred that may indicate a possible impairment. If management determines that the value of goodwill has become impaired, the combined company will incur a charge to earnings for the amount of the impairment during the period in which the determination is made.

Note 4 - Preliminary Unaudited Pro Forma and Acquisition Accounting Adjustments

The preliminary unaudited pro forma financial information is not necessarily indicative of what the financial position and results from operations actually would have been had the transaction been completed at the date indicated and includes adjustments which are preliminary and may be revised. Such revisions may result in material changes. The financial position shown herein is not necessarily indicative of what the past financial position of the combined company would have been, nor necessarily indicative of the financial position of the post-transaction periods. The preliminary unaudited pro forma financial information does not give consideration to the impact of expense efficiencies, synergies, integration costs, asset dispositions, or other actions that may result from the transaction.

The following preliminary unaudited pro forma adjustments result from accounting for the transaction, including the determination of fair value of the assets, liabilities, and commitments which Markel, as the acquirer for accounting purposes, will acquire and assume from Alterra. The descriptions related to these preliminary adjustments are as follows:

Balance Sheet

(dollars in thousands)		Increase (decrease) as of December 31, 2012
(a)	Adjustments to fixed maturity securities, available for sale	$1,437,457
	To reclassify trading securities to available for sale to conform accounting policies	(429,246)
	To reclassify the carrying value of held to maturity securities to available for sale to conform accounting policies	(852,266)
	To reclassify fixed maturity securities, available for sale to short term investments to conform accounting policies	41,913
	To reflect fixed maturity securities, available for sale, at fair value	197,858
(b)	To reflect cash paid to Alterra’s shareholders	(968,290)
(c)	To reclassify reinsurance recoverable on paid losses to conform presentation	(49,639)
(d)	To reflect deferred acquisition costs at fair value	(146,328)
(e)	To reflect goodwill and intangible assets at fair value	585,496
(f)	To reflect unpaid losses and loss adjustment expenses at fair value	100,000
(g)	To reflect unearned premiums at fair value	(146,328)
(h)	To reflect the Alterra senior notes at fair value	60,554
(i)	Adjustments to other liabilities	4,618
	To reflect estimated transaction costs, net of tax, as of the closing date	33,994
	To reflect the deferred tax effect of the increase in fair value of senior notes	(21,194)
	To reflect the deferred tax effect of the amortizable intangible assets	11,785
	To reflect Alterra’s deferred taxes at fair value	(19,967)
(j)	To reflect life and annuity benefits at fair value	349,000
(k)	Adjustments to common stock	2,056,837
	To reflect the elimination of Alterra’s common stock	(96,060)
	To reflect the issuance of Markel equity instruments	2,152,897
(l)	To reflect estimated transaction costs, net of tax, and the elimination of Alterra’s retained earnings	(790,532)
(m)	To reflect the elimination of Alterra’s accumulated other comprehensive income	(244,172)
(n)	To reflect the elimination of Alterra’s additional paid-in capital	(1,721,241)

Income Statements

(dollars in thousands)		Increase (decrease) for Year Ended December 31, 2012
(o)	To amortize the fair value adjustment of fixed maturity securities, available for sale	$(15,847)
(p)	To reclassify unrealized gains in conjunction with the reclassification of fixed maturities, trading to fixed maturities, available for sale	(3,830)
(q)	To amortize the fair value adjustment of unpaid losses and loss adjustment expenses to net income	(19,000)
(r)	Adjustments to reclassify underwriting, acquisition and insurance expenses	475,869
	To reclassify policy acquisition costs to conform accounting presentation	(250,413)
	To reclassify general and administrative expenses to conform presentation	(231,562)
	To reflect the reversal of the effects of nonrecurring transaction costs	6,106
(s)	To amortize the fair value adjustment of intangible assets	21,830
(t)	To amortize the fair value adjustment of life and annuity benefits	(19,000)
(u)	To amortize the fair value adjustment of senior notes	(6,762)
(v)	To reflect income tax expense at the U.S. statutory rate of 35%	21,282

Note 5 - Income Taxes

Alterra and Alterra Bermuda Limited are incorporated in Bermuda and under Bermuda law are not taxed on either income or capital gains. Alterra’s other consolidated subsidiaries are based in the United States, Ireland, Latin America and the United Kingdom and are subject to the tax laws of those jurisdictions and the jurisdictions in which they operate. As a result of the acquisition, Alterra and its non-U.S. subsidiaries will become controlled foreign corporations subject to U.S. income tax at a statutory rate of 35%. The acquisition will be taxable to U.S. shareholders of Alterra, and Markel will elect to treat it as an asset acquisition under section 338(g) of the U.S. Internal Revenue Code of 1986, as amended. The preliminary pro forma adjustments do not reflect the potential tax impact that post-acquisition actions may have on taxes incurred after the acquisition. The tax impact of the preliminary pro forma adjustments is estimated on each pro forma financial statement based on the applicable tax impact on the entity that is expected to sustain the related pre-tax charge or benefit.

Note 6 - Net Income Per Share

Preliminary pro forma net income per share for the year ended December 31, 2012 has been calculated using Markel’s historic weighted average common shares outstanding plus the common shares assumed to be issued to Alterra shareholders under the Alterra Merger Agreement.

The following table sets forth the calculation of basic and diluted preliminary pro forma net income per share for the year ended December 31, 2012.

	Year Ended December 31, 2012
(dollars in thousands, except per share amounts)	Basic	Diluted
Preliminary pro forma net income to shareholders	$385,270	$385,270
Less: Adjustment of Markel redeemable noncontrolling interests	3,101	3,101

Adjusted preliminary pro forma net income to shareholders	$382,169	$382,169

Weighted average common shares outstanding:
Historic Markel	9,640	9,640
Historic Markel dilutive potential common shares	—	26

Adjusted weighted average common shares outstanding	9,640	9,666
Markel share issuance to Alterra shareholders	4,399	4,399
Dilutive effect of Markel option and restricted stock unit issuance to Alterra option and restricted stock unit holders	—	64

Preliminary pro forma adjusted weighted average common shares outstanding	14,039	14,129

Preliminary pro forma net income per share	$27.22	$27.05

DESCRIPTION OF NOTES

Set forth below is a description of the specific terms of the notes. This description supplements, and should be read together with, the description of the general terms and provisions of the senior Debt Securities set forth in the accompanying prospectus under the caption “Description of Debt Securities” and, to the extent it is inconsistent with the accompanying prospectus, replaces the description in the accompanying prospectus. The 2023 notes and the 2043 notes will be issued as separate series of debt securities under an indenture, dated as of June 5, 2001, between Markel and The Bank of New York Mellon (as successor to The Chase Manhattan Bank), as indenture trustee, as supplemented and amended by the eighth and ninth supplemental indentures, each to be dated as of March 8, 2013 (as amended, the Indenture). The following description is not complete in every detail and is subject to, and is qualified in its entirety by reference to, the description of the notes in the accompanying prospectus and the Indenture. Capitalized terms used in this “Description of Notes” that are not defined in this prospectus supplement have the meanings given to them in the accompanying prospectus or the Indenture.

As used in this section “Description of Notes” and in the accompanying prospectus under the caption “Description of Debt Securities,” any references to “the Company,” “us,” “we,” “our” or “Markel” are to Markel Corporation, excluding its subsidiaries.

General

The notes will be our senior unsecured obligations. The 2023 notes will initially be limited in aggregate principal amount to $250 million. The 2043 notes will initially be limited in aggregate principal amount to $250 million. We may, without the consent of the existing holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as either the 2023 notes or 2043 notes, as applicable, and such additional notes, together with the original notes of the applicable series, will constitute a single series of notes under the Indenture (provided that any additional notes issued as part of a single series with any outstanding notes of any series will have a separate CUSIP number unless the additional notes either (i) have no more than a de minimis amount of original issue discount for U.S. federal income tax purposes or (ii) are issued in a qualified reopening for U.S. federal income tax purposes).

The entire principal amount of the 2023 notes will mature and become due and payable, together with any accrued and unpaid interest, on March 30, 2023. The entire principal amount of the 2043 notes will mature and become due and payable, together with any accrued and unpaid interest, on March 30, 2043. The notes are not subject to any sinking fund provision. The notes will be issued only in registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Ranking

The notes will be our direct, unsecured and unsubordinated obligations ranking equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The notes will be effectively junior to any secured indebtedness to the extent of the value of the assets securing such indebtedness. Markel Corporation currently has no secured debt. As of December 31, 2012, we had approximately $1.5 billion of unsubordinated indebtedness outstanding on a consolidated basis.

The notes will also be effectively junior to all of the liabilities of our subsidiaries. Because we are a holding company and conduct all of our operations through our subsidiaries, our ability to meet our obligations under the notes is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of the notes will generally have a junior position to claims of creditors of our subsidiaries, including insureds, trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. See “Risk Factors—Risk Factors Relating to the Offering—Our holding company structure results in structural subordination which may affect our ability to make payments on the notes.” Of the reported outstanding indebtedness at December 31, 2012, our consolidated subsidiaries had approximately $105 million of outstanding indebtedness for borrowed money.

Unless otherwise described below under “—Limitation on Liens” or in the accompanying prospectus under “Description of Debt Securities—Consolidation, Merger and Sale of Assets,” the Indenture does not contain any provisions that would limit our ability or the ability of our subsidiaries to incur indebtedness or that would afford holders of the notes protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged similar transaction involving our company. Accordingly, we could in the future enter into transactions that could increase the amount of our or our subsidiaries’ indebtedness outstanding at that time or otherwise affect our capital structure or credit rating.

Interest

Each 2023 note will bear interest at the rate of 3.625% per year from March 8, 2013 or from the most recent date on which interest has been paid. Each 2043 note will bear interest at a rate of 5.0% per year from March 8, 2013 or from the most recent date on which interest has been paid.

Interest on the notes is payable semi-annually in arrears on March 30 and September 30 of each year (each, an Interest Payment Date). The initial Interest Payment Date for the notes is September 30, 2013. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the notes is not a business day, then payment of the interest payable on that date will be made on the next succeeding day which is a business day (and without any interest or other payment in respect of any delay), with the same force and effect as if made on such date.

So long as the notes remain in book-entry form, the record date for each Interest Payment Date will be the close of business on the business day before the applicable Interest Payment Date. If the notes are not in book-entry form, the record date for each Interest Payment Date will be the close of business on the fifteenth calendar day before the applicable Interest Payment Date (whether or not a business day); however, interest payable at maturity or upon redemption or repurchase will be paid to the person to whom principal is payable.

Special Mandatory Redemption

If our proposed acquisition of Alterra is not completed on or before November 1, 2013, or if the Alterra Merger Agreement is terminated at any time before such date, then the notes will be subject to a special mandatory redemption at a redemption price of 101% of their principal amount plus accrued and unpaid interest to, but excluding, the special mandatory redemption date. The “special mandatory redemption date” will be the tenth business day following the earlier of November 1, 2013 or the date the Alterra Merger Agreement is terminated. Notwithstanding the foregoing, installments of interest on any series of notes that are due and payable on interest payment dates falling on or before the special mandatory redemption date will be payable on such interest payment dates to the registered holders as of the close of business on the relevant record dates in accordance with the notes and the Indenture.

We will cause a notice of the special mandatory redemption to be sent, with a copy to the Trustee, not later than five business days after the occurrence of the redemption event to each holder of the notes at its registered address. The notice will also specify the special mandatory redemption date. If funds sufficient to pay the special mandatory redemption price of all notes to be redeemed on the special mandatory redemption date are deposited with the paying agent on or before the mandatory redemption date, then on and after the special mandatory redemption date, the notes will cease to bear interest, and all rights under the notes will terminate.

Optional Redemption

The notes are redeemable, at our option, in whole at any time or in part from time to time, upon notice mailed to the registered address of each holder of notes at least 30 days but not more than 60 days before the redemption date at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) on such notes discounted to the date of redemption, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable Treasury Rate (as defined below) plus 25 basis points in the case of the 2023 notes, or 30 basis points in the case of the 2043 notes. Accrued and unpaid interest will be paid to, but excluding, the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue (as defined below) related to the notes being redeemed, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below) related to the notes being redeemed for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by a Reference Treasury Dealer (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes called for redemption, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of notes called for redemption.

“Comparable Treasury Price” means, with respect to any redemption date, the average, as determined by us, of the Reference Treasury Dealer Quotations (as defined below) for that redemption date.

“Reference Treasury Dealer” means Citigroup Global Markets Inc. and Wells Fargo Securities, LLC and one other U.S. Government securities dealer selected by us, and each of their respective successors.

“Reference Treasury Dealer Quotations” means, on any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue related to the notes being redeemed (expressed in each case as a percentage of its principal amount) quoted in writing to us by each Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means the remaining scheduled payments of principal of and interest on the notes called for redemption that would be due after the related redemption date but for that redemption. If that redemption date is not an interest payment date with respect to the notes called for redemption, the amount of the next succeeding scheduled interest payment on such notes will be reduced by the amount of interest accrued to such redemption date.

We will prepare and mail a notice of redemption to each holder of notes to be redeemed by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. On and after a redemption date, interest will cease to accrue on the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before a redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes of the applicable series are to be redeemed, the notes to be redeemed will be selected by DTC in accordance with its then applicable procedures.

Limitation on Liens

Neither we nor our Material Subsidiaries will issue, assume, incur or guarantee any indebtedness for borrowed money secured by a mortgage, pledge, lien or other encumbrance, directly or indirectly, upon any shares of the voting stock of a Material Subsidiary without providing that the notes will be secured equally and ratably with, or prior to, that secured indebtedness so long as the indebtedness remains outstanding. These restrictions, however, do not apply to liens upon shares of voting stock of any corporation that exist at the time that corporation becomes a Material Subsidiary and extensions, renewals or replacements of these pre-existing liens. The term “Material Subsidiary” means each of our subsidiaries whose total assets (as determined in accordance with GAAP) represent at least 20% of our total assets on a consolidated basis.

Events of Default

The	following are events of default for the notes:

(1)	default in payment of the principal amount at maturity;

(2)	default in payment of interest, which default continues for 30 days;

(3)	our failure to comply with the provisions described under the captions “—Special Mandatory Redemption”;

(4)	our failure to comply with any of our other agreements in the notes of the applicable series or the Indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount of the notes of the applicable series then outstanding, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

(5)	(a) our failure to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the Indenture means our obligations (other than nonrecourse obligations) for borrowed money or evidenced by bonds, debentures, notes or similar instruments in an aggregate principal amount in excess of $50,000,000 (Indebtedness) and continuance of such failure, or (b) the acceleration of Indebtedness because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in each case, for a period of 10 days after written notice to us by the trustee or to us and the trustee by the holders of not less than 25% in aggregate principal amount of the notes of the applicable series then outstanding; however, if any such failure or acceleration referred to in (a) or (b) above ceases or is cured, waived, rescinded or annulled, then the event of default by reason thereof will be deemed not to have occurred; or

(6)	certain events of bankruptcy or insolvency affecting us.

An event of default for a particular series of notes does not necessarily constitute an event of default for any other series of notes issued under the Indenture.

If an event of default (other than as specified in clause (6) above) occurs and is continuing, the trustee, by notice to us, or the holders of at least 25% in aggregate principal amount of the notes of the applicable series then outstanding, by notice to the trustee and us, may declare the principal of, and accrued interest on, all of the outstanding notes of such series due and payable immediately, upon which declaration all amounts payable in respect of such notes will be immediately due and payable. If an event of default specified in clause (6) above occurs and is continuing, then the principal of, and accrued interest on, all of the outstanding notes will automatically become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of such notes.

After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the outstanding notes of the applicable series, by written notice to us and the trustee, may rescind such declaration if (a) we have paid or deposited with the trustee a sum sufficient to pay (i) all sums paid or advanced by the trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel, (ii) all overdue interest on all notes of the applicable series, (iii) the principal of any notes of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes of the applicable series, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the notes of the applicable series which has become due otherwise than by such declaration of acceleration; (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all events of default, other than the nonpayment of principal of, and interest on, the notes of such series that has become due solely by such declaration of acceleration, have been cured or waived.

The holders of not less than a majority in aggregate principal amount of the outstanding notes of the applicable series may on behalf of the holders of all the notes of such series waive any past defaults under the Indenture, except a default in the payment of the principal of, or interest on, any notes of such series, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each note of such series outstanding.

No holder of any of the notes of any series has any right to institute any proceeding with respect to the Indenture or any remedy thereunder for such series, unless the holders of at least a majority in aggregate principal amount of the outstanding notes of such series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee under the notes of the applicable series and the Indenture, the trustee has failed to institute such proceeding within 60 days after receipt of such notice and the trustee, within such 60-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding notes of such series. Such limitations do not apply, however, to a suit instituted by a holder of a note for the enforcement of the payment of the principal of, or interest on, such note on or after the respective due dates expressed in such note.

Defeasance

Under the Indenture, we may exercise rights of defeasance (either as to all our obligations or as to certain covenants, which we call covenant defeasance) as described in the accompanying prospectus under “Description of Debt Securities—Defeasance.” In addition to the conditions described in the accompanying prospectus, we must, as a condition to exercising rights of defeasance or covenant defeasance with respect to the notes, deliver to the trustee an opinion of counsel to the effect that the holders of the then outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. In the case of a defeasance (but not a covenant defeasance), the opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws.

The Trustee

The trustee under the Indenture is The Bank of New York Mellon, 101 Barclay Street 8W, New York, New York 10286. In the ordinary course of business, we may borrow money from, and maintain other banking relationships with, the trustee and its affiliates.

Book-Entry Procedures and Settlement

Upon issuance, each of the 2023 notes and the 2043 notes will be represented by one or more fully registered global certificates. Each global certificate will be deposited with the trustee on behalf of The Depository Trust Company (DTC) and will be registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. DTC will thus be the only registered holder of these securities.

The following is based on information furnished to us by DTC:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC’s participants (Direct Participants) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct

Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (Indirect Participants). DTC has a Standard & Poor’s rating of AA+. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission.

Purchases of the notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of each note (Beneficial Owner) is in turn to be recorded on the Direct or Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the notes, unless use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all of the notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a Direct Participant in accordance with DTC’s MMI Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal and interest payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company or the trustee, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the trustee, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company or the trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to the Company or the trustee. Under such circumstances, if a successor depository is not obtained, notes are required to be printed and delivered. The Company may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, notes will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

UNDERWRITING

Under the terms and subject to the conditions set forth in the underwriting agreement and related pricing agreement, each dated March 5, 2013, the underwriters named below have severally agreed to purchase and we have agreed to sell to them, the respective principal amount of the notes set forth opposite their respective names below:

Underwriter	Principal Amount of the 2023 notes	Principal Amount of the 2043 notes
Citigroup Global Markets Inc.	$75,000,000	$75,000,000
Wells Fargo Securities, LLC	75,000,000	75,000,000
Barclays Capital Inc.	20,000,000	20,000,000
Deutsche Bank Securities Inc.	20,000,000	20,000,000
J.P. Morgan Securities LLC	20,000,000	20,000,000
SunTrust Robinson Humphrey, Inc.	20,000,000	20,000,000
BB&T Capital Markets, a division of BB&T Securities, LLC	5,000,000	5,000,000
BNY Mellon Capital Markets, LLC	5,000,000	5,000,000
ING Financial Markets LLC	5,000,000	5,000,000
Loop Capital Markets LLC	5,000,000	5,000,000

Total	$250,000,000	$250,000,000

The underwriters have agreed to purchase the 2023 notes at an initial public offering price equal to 99.839% of the principal amount of the notes, less a total underwriting discount of $1,625,000 (0.650%), for a total purchase price of $247,972,500 (99.189%). The underwriters have agreed to purchase the 2043 notes at an initial public offering price equal to 98.180% of the principal amount of the notes, less a total underwriting discount of $2,187,500 (0.875%), for a total purchase price of $243,262,500 (97.305%).

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all the notes if any are taken.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect thereof.

The underwriters propose initially to offer the notes to the public at the public offering prices set forth on the cover page of this prospectus supplement and may offer the notes to dealers at those prices less a concession not in excess of 0.40% of the principal amount of the 2023 notes in the case of the 2023 notes and 0.50% of the principal amount of the 2043 notes in the case of the 2043 notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of 0.25% of the principal amount of the 2023 notes to other dealers in the case of the 2023 notes and 0.30% of the principal amount of the 2043 notes to other dealers in the case of the 2043 notes. After the initial public offering, the public offering prices, concessions and discounts may be changed.

We estimate the expenses of this offering, not including the underwriting discount, to be approximately $1,075,000. These expenses are payable by us.

The notes are new issues of securities with no established trading market. We do not intend to apply for listing of either series of notes on any national securities exchange or for quotation of either series of notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes of each series after completion of the offering. However, the underwriters are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for either series of notes or that an active public market for either series of notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing notes in this offering, if the underwriters repurchase previously distributed notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters or their affiliates have provided and may in the future continue to provide commercial and investment banking, corporate trust and other financial services for us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. The Bank of New York Mellon, an affiliate of BNY Mellon Capital Markets, LLC, an underwriter for this offering, is acting as corporate trustee for the notes. Affiliates of certain of the underwriters are lenders under our revolving credit facility. No amounts are currently outstanding under our credit facility.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and instruments of ours or our affiliates. Certain of the underwriters and their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended. You may read and copy any document that we file at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. You may also inspect our annual, quarterly and current reports, any proxy statements and other information over the Internet at the SEC’s home page at http://www.sec.gov. Our common shares are listed on the New York Stock Exchange under the symbol “MKL.” Our filings may also be read and copied at the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

This prospectus supplement is part of a registration statement we have filed with the SEC relating to the notes. The SEC allows us to “incorporate by reference” the information filed with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information filed with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until all the offered securities are sold. The documents incorporated by reference are:

•	Annual Report on Form 10-K for the year ended December 31, 2012.

•	Current Reports on Form 8-K filed January 23, 2013, February 19, 2013, February 25, 2013, February 26, 2013 and March 5, 2013.

You may request a copy of these filings, which will be provided at no cost, by writing or telephoning us at: 4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148, telephone number (804)  747-0136.

VALIDITY OF NOTES

Certain legal matters in connection with the notes will be passed upon for us by McGuireWoods LLP, Richmond, Virginia. The underwriters are represented by O’Melveny & Myers LLP, New York, New York.

EXPERTS

The consolidated financial statements of Markel Corporation and subsidiaries as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report on the December 31, 2012 consolidated financial statements of Markel Corporation and subsidiaries refers to a change in the deferral of insurance policy acquisition costs incurred on new and renewal insurance contracts on a prospective basis on January 1, 2012.

The consolidated financial statements of Alterra and subsidiaries as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and all related financial statement schedules, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Audit Limited, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

Markel Corporation

Common Shares, Preferred Shares, Debt Securities, Warrants,

Share Purchase Contracts and Share Purchase Units

From time to time, we may offer and sell:

•	common shares,

•	preferred shares,

•	debt securities,

•	warrants,

•	share purchase contracts, and

•	share purchase units.

We will file prospectus supplements and may provide other offering materials that furnish specific terms of the securities to be offered under this prospectus. The terms of the securities will include the initial offering price, aggregate amount of the offering, listing on any securities exchange or quotation system, investment considerations and the agents, dealers or underwriters, if any, to be used in connection with the sale of the securities. You should read this prospectus and any supplement or other offering materials carefully before you invest.

Our common shares are traded on the New York Stock Exchange under the symbol “MKL.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 16, 2011.

MARKEL CORPORATION

General

We are a diverse financial holding company serving a variety of niche markets. Our principal business markets and underwrites specialty insurance products. We believe that our specialty product focus and niche market strategy enable us to develop expertise and specialized market knowledge. We seek to differentiate ourselves from competitors by our expertise, service, continuity and other value-based considerations. We compete in three segments of the specialty insurance marketplace: the excess and surplus lines market, the specialty admitted market and the London insurance market. We also own interests in various businesses that operate outside of the specialty insurance marketplace. Our financial goals are to earn consistent underwriting and operating profits and superior investment returns to build shareholder value.

We are a Virginia corporation headquartered at 4521 Highwoods Parkway, Glen Allen, Virginia 23060-6148, telephone number (804) 747-0136. We use the terms “we,” “us,” “our,” and “Markel” to refer to Markel Corporation in this prospectus.

Safe Harbor and Cautionary Statements

This prospectus contains or incorporates by reference statements concerning or incorporating our expectations, assumptions, plans, objectives, future financial or operating performance and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. There are risks and uncertainties that may cause actual results to differ materially from predicted results in forward-looking statements. Factors that may cause actual results to differ are often presented with the forward-looking statements themselves. Additional factors that could cause actual results to differ from those predicted will be discussed in our reports on Forms 10-K, 10-Q and 8-K incorporated by reference herein and in prospectus supplements and other offering materials.

By making forward-looking statements, we do not intend to become obligated to publicly update or revise any such statements whether as a result of new information, future events or other changes. You should not place undue reliance on any forward-looking statements, which speak only as at their dates.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement or other offering materials, we will use the net proceeds from the sale of securities for general corporate purposes, including acquisitions.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital consists of 50,000,000 common shares, no par value, and 10,000,000 preferred shares, no par value.

Common Shares

Each holder of our common shares is entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Cumulative voting in the election of directors is not permitted. As a result, the holders of more than 50% of the outstanding shares have the power to elect all directors. The quorum required at a shareholders’ meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, the affirmative vote of a majority of the shares voting on the matter at the meeting is required for shareholder approval. However, approval is required by the affirmative vote of more than two-thirds of all shares entitled to vote, whether or not represented at the meeting, in the case of major corporate actions, such as:

•	a merger,

•	a share exchange,

•	the dissolution of Markel,

•	an amendment to our articles of incorporation, or

•	the sale of all or substantially all of our assets.

These provisions, together with our ability to issue preferred shares with disproportionately high voting power could be used in, or have the effect of, preventing or deterring a party from gaining control of Markel, whether or not beneficial to public shareholders, and could discourage tactics that involve an actual or threatened change of control of Markel.

Subject to the rights of any holders of our preferred shares, the holders of common shares are entitled to receive dividends when, as, and if declared by the board of directors out of funds legally available for that purpose and, in the event of liquidation, dissolution or winding up of Markel, to share ratably in all assets remaining after the payment of liabilities. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to common shares. All common shares outstanding upon the consummation of any offering will be legally issued, fully paid and nonassessable.

Our transfer agent and registrar for common shares is American Stock Transfer & Trust Company, LLC.

Voting Rights with Respect to Extraordinary Corporate Transactions

Under Virginia law, a corporation may sell, lease, exchange or otherwise dispose of all, or substantially all, of its property, other than in the usual and regular course of business, if the proposed transaction is approved by more than two-thirds of all of the votes entitled to be cast on that matter. A merger or share exchange plan must be approved by each voting group entitled to vote separately on the plan by more than two-thirds of all the votes entitled to be cast on the plan by that voting group. The articles of incorporation may provide for a greater or lesser vote, but not less than a majority of all the votes cast on the transaction by each voting group entitled to vote on the transaction. Our articles of incorporation do not provide for a greater or lesser vote.

Anti-takeover Statutes

Virginia law, except as to companies that elect not to be covered, prohibits the following business combinations between a Virginia corporation and any “interested shareholder:”

•	mergers and statutory share exchanges;

•	material dispositions of corporate assets not in the ordinary course of business;

•	any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

•

any reclassification, including a reverse stock split, recapitalization or merger of the corporation with its subsidiaries that increases the percentage of voting shares beneficially owned by an interested shareholder by more than 5%.

An interested shareholder of a corporation is, among others, a person who is, or an affiliate or associate of the corporation who was within three years of the transaction, a beneficial owner of more than 10% of any class of the outstanding voting shares of the corporation unless a majority of disinterested directors approved the acquisition of shares making a person an interested shareholder. Unless the affiliated transaction comes within an applicable exemption, an affiliated transaction in the three years after a person becomes an interested shareholder must be approved by the affirmative vote of a majority of the disinterested directors and by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder. After three years, an affiliated transaction must be approved by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder, unless the affiliated transaction is approved by a majority of the disinterested directors or meets “fair price” criteria. We have not made any election in our articles of incorporation not to be covered by this provision of the Virginia law.

Under Virginia law, voting rights for “control shares” must be approved by a corporation’s shareholders, not including the shares held by interested parties. “Control shares” are shares whose acquisition entitles the acquiror to between 1/5 and 1/3, between 1/3 and 1/2, or greater than 1/2 of a corporation’s voting power. If a shareholder has acquired control shares with a majority of all voting power and these shares have been given voting rights, all other shareholders have dissenters’ rights. Virginia law exempts from these provisions acquisitions where the corporation is a party to the governing agreement. We have not made any election not to be governed by these provisions of Virginia law. Our board of directors can elect not to be governed by these provisions at any time before four days after receipt of a control share acquisition notice.

Insurance Holding Company Regulations on Change of Control

We are regulated as an insurance holding company and are subject to state and foreign laws that restrict the ability of any person to obtain control of an insurance holding company without prior regulatory approval. Without this approval or an exemption, no person may acquire any voting security of an insurance holding company which controls an insurance subsidiary, or merge with the holding company. “Control” is generally defined as the direct or indirect power to direct or cause the direction of the management and policies of a person and is usually presumed to exist if a person directly or indirectly owns or controls 10% or more of the voting securities of another person.

Directors’ Duties

Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors’ actions are not subject to a reasonable or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

Preferred Shares

Our preferred shares are issuable in one or more series from time to time at the direction of the board of directors. The board of directors is authorized, with respect to each series, to fix its:

•	designation,

•	relative rights, including voting, dividend, conversion, sinking fund and redemption rights,

•	preferences, including with respect to dividends and on liquidation, and

•	limitations.

The board of directors, without shareholder approval, can issue preferred shares with voting and conversion rights that could adversely affect the voting power of the holders of common shares. This right of issuance could be used as a method of preventing a party from gaining control of us. All preferred shares outstanding upon the consummation of any offering will be legally issued, fully paid and nonassessable.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities which may be offered by us from time to time. We will file prospectus supplements and may provide other offering materials that will describe the specific terms of offered debt securities. In addition, the prospectus supplement or other offering materials will show a ratio of earnings to fixed charges in accordance with Securities and Exchange Commission (SEC) rules.

We may issue debt securities either separately or together with, or upon the conversion of, or in exchange for, other securities. The debt securities are to be either senior obligations of ours issued in one or more series and referred to as “senior debt securities” or subordinated obligations of ours issued in one or more series and referred to as “subordinated debt securities.” The senior debt securities and the subordinated debt securities are collectively referred to as “debt securities.” We will issue our senior debt securities under a senior indenture and our subordinated debt securities under a subordinated indenture. The senior indenture and the subordinated indenture are sometimes referred to collectively as the “indentures” and each individually as an “indenture.” Each indenture has been or will be entered into by us and an independent third party, known as a “trustee,” who is or will be legally obligated to carry out the terms of the indenture. The Bank of New York Mellon is the trustee under our senior indenture and will be the trustee under our subordinated debt indenture. The particular terms of the offered debt securities and the extent to which the general provisions described below may apply to the offered debt securities will be described in the prospectus supplement or other offering materials.

We have summarized certain terms and provisions of the indentures. The summary is not complete. If we refer to particular provisions of the indentures, the provisions, including definitions of certain terms, are incorporated by reference as a part of this summary. The senior indenture and the form of subordinated indenture are filed as exhibits to the registration statement of which this prospectus is a part, and are incorporated by reference. The indentures are subject to and governed by the Trust Indenture Act of 1939. You should refer to the applicable indenture for the provisions that may be important to you.

The senior indenture and the subordinated indenture are substantially identical, except for certain covenants of ours and provisions relating to subordination.

General

The indentures will not limit the amount of debt securities that we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. Unless otherwise provided in a prospectus supplement or other offering materials, our senior debt securities will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities will be our unsecured obligations, subordinated in right of payment to the prior payment in full of all our senior indebtedness, including the senior debt securities, as described below under “Subordination of the Subordinated Debt Securities” and in the applicable prospectus supplement or other offering materials.

The applicable prospectus supplement or other offering materials will describe the terms of any debt securities being offered, including:

•	the designation, aggregate principal amount and authorized denominations;

•	the maturity date or method for determining the maturity date;

•	the interest rate, if any, and the method for calculating the interest rate;

•	the interest payment dates and the record dates for the interest payments;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

•	the places where the principal and interest will be payable;

•	if other than denominations of $1,000 or multiples of $1,000, the denominations in which the debt securities will be issued;

•	whether the debt securities will be issued in the form of global securities, as defined below, or certificates;

•	additional provisions, if any, relating to the defeasance and covenant defeasance of the debt securities;

•

whether the debt securities will be issuable in registered form, referred to as “registered securities,” or bearer form, referred to as “bearer securities,” or both and, if bearer securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of bearer securities;

•

whether the debt securities will be senior debt securities or subordinated debt securities and, if subordinated debt securities, the subordination provisions and the applicable definition of “senior indebtedness”;

•	any applicable material federal tax consequences;

•	the dates on which premium, if any, will be payable;

•	any listing on a securities exchange;

•	if convertible into our common shares or preferred shares, the terms on which the debt securities are convertible;

•

the terms, if any, of any guarantee of the payment of principal of, and premium, if any, and interest on debt securities of the series and any corresponding changes to the provisions of the indenture as currently in effect;

•

the terms, if any, of the transfer, mortgage, pledge, or assignment as security for the debt securities of the series of any properties, assets, money, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable, and any corresponding changes to provisions of the indenture as currently in effect;

•	the initial public offering price; and

•	other specific terms, including covenants and any additions or changes to the events of default provided for with respect to the debt securities.

If the purchase price of any debt securities is payable in a currency other than U.S. dollars or if principal of, or premium, if any, or interest, if any, on any of the debt securities is payable in any currency other than U.S. dollars, the specific terms and other information with respect to the debt securities and the foreign currency will be specified in the applicable prospectus supplement or other offering materials.

Debt securities may be issued as original issue discount securities, as defined in the indentures, to be sold at a substantial discount below their principal amount. Original issue discount securities may include “zero coupon” securities that do not pay any cash interest for the entire term of the securities. In the event of an acceleration of the maturity of any original issue discount security, the amount payable to the holder upon acceleration will be determined in the manner described in the applicable prospectus supplement or other offering materials. Conditions under which payment of the principal of the subordinated debt securities may be accelerated will be set forth in the applicable prospectus supplement or other offering materials. Material federal income tax and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement or other offering materials.

Under the indentures, the terms of the debt securities of any series may differ and we, without the consent of the holders of the debt securities of any series, may reopen a previous series of debt securities and issue additional debt securities of that series or establish additional terms of that series, unless otherwise indicated in the applicable prospectus supplement or other offering materials.

Covenants

Under the indentures, we will be required to:

•	pay the principal, interest and any premium on the debt securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the applicable trustee within 120 days after the end of each fiscal year confirming our compliance with our obligations under the applicable indenture; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Any additional covenants will be described in the applicable prospectus supplement or other offering materials.

Registration, Transfer, Payment and Paying Agent

Unless otherwise indicated in a prospectus supplement or other offering materials, each series of debt securities will be issued in registered form only, without coupons. We may also issue debt securities in bearer form only, or in both registered and bearer form. Bearer securities will not be offered, sold, resold or delivered in connection with their original issuance in the United States or to any United States person other than to the offices located outside the United States of some United States financial institutions. Purchasers of bearer securities will be subject to certification procedures and may be affected by limitations under United States tax laws. These procedures and limitations will be described in the prospectus supplement or other offering materials relating to the offering of the bearer securities.

Unless otherwise indicated in a prospectus supplement or other offering materials, registered securities will be issued in denominations of $1,000 or any integral multiple thereof, and bearer securities will be issued in denominations of $5,000.

Unless otherwise indicated in a prospectus supplement or other offering materials, the principal, premium, if any, and interest, if any, of or on the debt securities will be payable, and debt securities may be surrendered for registration of transfer or exchange, at an office or agency of the trustee in the Borough of Manhattan, The City of New York, provided that payments of interest with respect to any registered security may be made at our option by check mailed to the address of the person entitled to payment or by transfer to an account maintained by the payee with a bank located in the United States. No service charge will be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses that may be imposed in connection with the exchange or transfer.

Unless otherwise indicated in a prospectus supplement or other offering materials, payment of principal of, premium, if any, and interest, if any, on bearer securities will be made, subject to any applicable laws and regulations, at the office or agency outside the United States as specified in the prospectus supplement or other offering materials and as we may designate from time to time. Unless otherwise indicated in a prospectus supplement or other offering materials, payment of interest due on bearer securities on any interest payment date will be made only against surrender of the coupon relating to the interest payment date. Unless otherwise indicated in a prospectus supplement or other offering materials, no payment of principal, premium or interest with respect to any bearer security will be made at any office or agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United

States, except that if amounts owing with respect to any bearer securities will be payable in U.S. dollars, payment may be made at the corporate trust office of the applicable trustee or at any office or agency designated by us in the Borough of Manhattan, The City of New York, but only if, payment of the full amount of the principal, premium or interest at all offices outside of the United States maintained for this purpose by us is illegal or effectively precluded by exchange controls or similar restrictions.

Unless otherwise indicated in the applicable prospectus supplement or other offering materials, we will not be required to:

•

issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series of like tenor to be redeemed and ending at the close of business on the day of that selection;

•	register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•	exchange any bearer security called for redemption, except to exchange the bearer security for a registered security of that series and like tenor that is simultaneously surrendered for redemption; or

•

issue, register the transfer of or exchange any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of the debt security not to be so repaid.

Ranking of Debt Securities; Holding Company Structure

The senior debt securities will be our unsubordinated obligations and will rank equally in right of payment with all our other unsubordinated indebtedness. The subordinated debt securities will be our obligations and will be subordinated in right of payment to all existing and future senior indebtedness, as specified in the applicable prospectus supplement or other offering materials. The prospectus supplement or other offering materials will describe the subordination provisions and set forth the definition of “senior indebtedness” applicable to the subordinated debt securities, and the approximate amount of the senior indebtedness outstanding as of a recent date.

Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the debt securities is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Payment of dividends or advances from our insurance subsidiaries may require prior regulatory notice or approval. Holders of debt securities will generally have a junior position to claims of creditors of our subsidiaries, including insureds, trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred shareholders.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a “depositary” identified in the prospectus supplement or other offering materials relating to that series. Global debt securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for individual certificates evidencing debt securities, a global debt security may not be transferred except as a whole

•	by the depositary to a nominee of the depositary;

•	by a nominee of the depositary to the depositary or another nominee of the depositary; or

•	by the depositary or the nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to a series of global debt securities and material limitations and restrictions relating to a series of global bearer securities will be described in the applicable prospectus supplement or other offering materials.

Redemption and Repurchase

The debt securities may be redeemable at our option, in whole or in part, or may be subject to mandatory redemption through a sinking fund or otherwise, in each case upon the terms, at the times and at the redemption price together with interest as set forth in the applicable prospectus supplement or other offering materials on notice given at least 20 days before the date of redemption. Senior and subordinated debt securities may be subject to repurchase by us at the option of the holders upon the terms, at the times and at the price together with interest set forth in the applicable prospectus supplement or other offering materials.

We must repay the senior and subordinated debt securities at the option of the holders before the stated maturity date only if specified in the applicable prospectus supplement or other offering materials. Unless otherwise provided, the senior and subordinated debt securities subject to repayment at the option of the holder will be subject to repayment:

•	on the specified repayment dates; and

•	at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to the repayment date.

For any senior or subordinated debt security to be repaid, the trustee must receive, at its office maintained for that purpose in the Borough of Manhattan, The City of New York not more than 60 nor less than 30 calendar days before the date of repayment:

•

in the case of a certificated senior or subordinated debt security, the certificated senior or subordinated debt security and the form in the senior or subordinated debt security entitled “Option of Holder to Elect Repayment” duly completed; or

•	in the case of a book-entry senior or subordinated debt security, instructions to that effect from the beneficial owner to the securities depositary, forwarded by the securities depositary.

Exercise of the repayment option by the holder will be irrevocable.

Only the securities depositary may exercise the repayment option in respect of beneficial interests in book-entry senior or subordinated debt securities. Accordingly, beneficial owners who desire repayment in respect of all or any portion of their beneficial interests must instruct the participants through which they own their interests to direct the securities depositary to exercise the repayment option on their behalf. All instructions given to participants from beneficial owners relating to the option to elect repayment will be irrevocable. In addition, at the time the instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the book-entry senior or subordinated debt securities, or the global certificate representing the related book-entry senior or subordinated debt securities, to the trustee on the securities depositary’s records.

Conversion and Exchange

The applicable prospectus supplement or other offering materials will set forth the terms, if any, on which debt securities of any series are convertible into or exchangeable for our common shares, preferred shares, or other debt securities. The terms may include provisions for conversion or exchange, either mandatory, at the option of the holders or at our option.

Absence of Limitation on Indebtedness and Liens; Absence of Event Risk Protection

The applicable prospectus supplement or other offering materials will specify any prohibitions on the amount of indebtedness, guarantees or other liabilities that may be incurred by us and any prohibitions on our ability to create or assume liens on our property. Unless otherwise provided in a prospectus supplement or other offering materials, the indentures will not require the maintenance of any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity, and will not contain provisions which would give holders of the debt securities the right to require us to repurchase their debt securities in the event of a takeover, recapitalization or similar restructuring or change in control of Markel.

Consolidation, Merger and Sale of Assets

Each indenture generally permits a consolidation or merger, subject to specified limitations and conditions, between us and another corporation. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation must assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. Unless otherwise indicated in the applicable prospectus supplement or other offering materials, we must also deliver an opinion of counsel to the applicable trustee affirming our compliance with all conditions in the applicable indenture relating to the transaction. When the conditions are satisfied, the successor will succeed to and be substituted for us under the applicable indenture, and we will be relieved of our obligations under the applicable indenture and the debt securities issued under it.

Events of Default

Unless otherwise specified in the applicable prospectus supplement or other offering materials, an event of default with respect to any debt securities will include:

•	default for a period of 60 days in payment of any interest with respect to any debt security of that series;

•	default in payment of principal or any premium with respect to any debt security of that series when due upon maturity, redemption, repurchase at the option of the holder or otherwise;

•	default in deposit of any sinking fund payment when due with respect to any debt security of that series for a period of 60 days;

•

default by us in the performance, or breach, of any other covenant or warranty in the applicable indentures other than a covenant or warranty included solely for the benefit of a series of debt securities other than that particular series, which continues for 90 days after notice to us by the applicable trustee or the holders of not less than a fixed percentage in aggregate principal amount of the debt securities of all series issued under the applicable indenture;

•	specified events of bankruptcy, insolvency or reorganization on our part; or

•

any other event of default that may be set forth in the applicable prospectus supplement or other offering materials, including, but not limited to, an event of default based on other debt being accelerated, or “cross-acceleration.”

An event of default with respect to any particular series of debt securities will not necessarily constitute an event of default with respect to any other series of debt securities.

Each indenture provides that if an event of default with respect to any series of debt securities issued under the indenture has occurred and is continuing, either the relevant trustee or the holders of at least a fixed percentage in principal amount of the debt securities of the series then outstanding may declare the principal amount, or if any debt securities of the series are original issue discount securities, a specified lesser amount, of all of the debt securities of the series to be due and payable immediately. However, upon specified conditions, the declaration and its consequences may be rescinded and annulled by the holders of a majority in principal amount of the debt securities of all series issued under the applicable indenture.

The applicable prospectus supplement or other offering materials will provide the terms under which an event of default will result in an acceleration of the payment of principal of subordinated debt securities.

In the case of a default in the payment of principal of, or premium, if any, or interest, if any, on any subordinated debt securities of any series, the applicable trustee, subject to specified limitations and conditions, may institute a judicial proceeding for collection.

No holder of any of debt securities of any series issued under any indenture has any right to institute any proceeding with respect to that indenture or any remedy under that indenture, unless the holders of at least a fixed percentage in principal amount of the outstanding debt securities of that series have made a written request, and offered reasonable indemnity, to the applicable trustee to institute a proceeding as trustee, the applicable trustee has failed to institute a proceeding within 60 days after receipt of the notice and the applicable trustee has not within the 60-day period received directions inconsistent with the written request by holders of a majority in principal amount of the outstanding debt securities of the series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of the principal of, premium, if any, or any accrued and unpaid interest on, the debt security on or after the respective due dates expressed in the debt security.

Subject to the provisions of the applicable indenture relating to the duties of the applicable trustee, if an event of default occurs and is continuing, the applicable trustee is not under any obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless those holders have offered to the applicable trustee reasonable security or indemnity. Subject to provisions concerning the rights of the applicable trustee, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the applicable trustee with respect to that series.

The applicable trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers the withholding of notice to be in the best interests of the holders.

We are required to furnish to the trustees annually a statement as to compliance with all conditions and covenants under the indentures.

Modification and Waivers

From time to time, we, when authorized by resolutions of our board of directors, and the applicable trustee, without the consent of the holders of debt securities of any series, may amend, waive or supplement the indentures and the debt securities of the series for specified purposes, including, among other things:

•	to cure ambiguities, defects or inconsistencies;

•	to provide for the assumption of our obligations to holders of the debt securities of the series in the case of a merger, consolidation, conveyance or transfer;

•	to add to our events of default or our covenants or to make any change that would provide any additional rights or benefits to the holders of the debt securities of that series;

•	to add or change any provisions of the indenture to facilitate the issuance of bearer securities;

•	to establish the form or terms of debt securities of any series and any related coupons;

•	to secure the debt securities of that series;

•	to maintain the qualification of the indentures under the Trust Indenture Act;

•	to make any change that does not adversely affect the rights of any holder;

•	to appoint a successor trustee; or

•	to make provisions with respect to the conversion or exchange rights of holders.

Other amendments and modifications of the indentures or the related debt securities may be made by us and the applicable trustee with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding debt securities of each series that would be affected, with each series voting as a separate class; provided that no modification or amendment may, without the consent of the holder of each outstanding debt security that would be affected:

•

reduce the principal amount of, or change the stated maturity of the principal of, or reduce the rate or modify the calculation of the rate of interest of the debt securities or any additional amounts, or any premium payable upon the redemption or repayment or otherwise, or change our obligation to pay additional amounts;

•	reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity, or the amount provable in bankruptcy;

•	adversely affect the right of repayment at the option of any holder of the debt securities;

•	change the place of payment, currency in which the principal of, any premium or interest on, or any additional amounts with respect to debt securities are payable;

•

impair the right of any holder of the debt securities to institute suit for the enforcement of any payment on the debt securities or after the stated maturity, or, in the case of redemption, on or after the redemption date or, in the case of repayment at the option of any holder of the debt securities, on or after the repayment date;

•

reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any supplemental indenture, or the consent of whose holders is required for any waiver of specified defaults hereunder and their consequences provided for in the indentures;

•	reduce the requirements of quorum or voting under the indentures;

•	make any change that adversely affects the right to convert or exchange any of the debt securities for capital stock or other securities in accordance with its terms; or

•	modify the above provisions, except as permitted by the applicable indenture.

The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive compliance by us with specified restrictive provisions of the relevant indenture, including other restrictive covenants, if any, that may be set forth in the applicable prospectus supplement or other offering materials. The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default under the applicable indenture with respect to debt securities of that series and its consequences, except a default in the payment of the principal of, or premium, if any, or interest, if any, on any debt securities of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of a larger fixed percentage or by the holder of each outstanding debt security of the series affected.

Satisfaction; Discharge

Except as described in this section, we may discharge all of our obligations to holders of the debt securities issued under the indentures, which debt securities have not already been delivered to the applicable trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the applicable trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding debt securities. However, some of our obligations under the indentures will survive, including the following:

•	remaining rights to register the transfer, conversion, substitution or exchange of debt securities of the applicable series;

•

rights of holders to receive payments of principal of, and any interest on, the debt securities of the applicable series, and other rights, duties and obligations of the holders of debt securities with respect to any amounts deposited with the applicable trustee; and

•	the rights, obligations and immunities of the applicable trustee under the applicable indenture.

Defeasance

We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the applicable trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the applicable indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustees

The Trust Indenture Act contains limitations on the rights of a trustee, should it become a creditor of ours, to obtain payment of claims in some cases or to realize on some property received by it in respect of those claims, as security or otherwise. Each trustee is permitted to engage in other transactions with us and our subsidiaries from time to time, provided that if that trustee acquires any conflicting interest it must eliminate that conflict upon the occurrence of an event of default under the relevant indenture, or else resign.

The Bank of New York Mellon is the trustee under our senior indenture and will be the trustee under our subordinated indenture. In the ordinary course of business, we may borrow money from, and maintain other banking relationships with, The Bank of New York Mellon and its affiliates. The Bank of New York Mellon administers its corporate trust business at 101 Barclay Street 8W, New York, NY 10286.

Subordination of the Subordinated Debt Securities

Each series of subordinated debt securities will be subordinate and junior in right of payment, to the extent set forth in the applicable indenture, to all senior indebtedness as defined below. If:

•	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise,

•	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any senior indebtedness, or

•	the maturity of any senior indebtedness has been accelerated because of a default on that senior indebtedness,

then the holders of senior indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that senior indebtedness, and, in the case of the second and third instances, of all amounts due on that senior indebtedness, or we must make provision for those payments, before the holders of any subordinated debt securities have the right to receive any payments of principal or interest on their subordinated debt securities.

Senior indebtedness means, with respect to any series of subordinated debt securities, the principal, premium, interest and any other payment in respect of any of the following:

•	all of our indebtedness for borrowed or purchased money whether or not it is evidenced by notes, debentures, bonds or other written instruments;

•	our obligations for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar facilities issued for our account;

•	capitalized lease obligations;

•	any of our other indebtedness or obligations with respect to commodity contracts, interest rate commodity and currency swap agreements and other similar agreements or arrangements; and

•	all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

Senior indebtedness will be entitled to the benefits of the subordination provisions in the subordinated indenture irrespective of the amendment, modification or waiver of any term of the senior indebtedness. We may not amend the subordinated indenture to change the subordination of any outstanding subordinated debt securities without the consent of each holder of senior indebtedness that the amendment would adversely affect.

The subordinated indenture does not limit the amount of senior indebtedness that we may issue.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of common shares, preferred shares or debt securities. Warrants may be issued independently or together with debt securities, preferred shares or common shares offered by any prospectus supplement or other offering materials and may be attached to or separate from any of the offered securities. Each warrant will entitle the holder to purchase the number of common shares or preferred shares or principal amount of debt securities, as the case may be, at the exercise price and in the manner specified in the prospectus supplement or other offering materials relating to those warrants. Warrants will be issued under one or more warrant agreements to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. If we offer warrants, we will file the warrant agreement relating to the offered warrants as an exhibit to, or incorporate it by reference in, the registration statement of which this prospectus is a part. The prospectus supplement or other offering materials relating to a particular issue of warrants will describe the terms of the warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS AND SHARE PURCHASE UNITS

We may issue contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of common shares at a future date or dates, which we refer to in this prospectus as share purchase contracts. The price per common share and the number of common shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula set forth in the share purchase contracts. The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities, preferred shares or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase common shares under the share purchase contracts, which we refer to in this prospectus as share purchase units. The share purchase contracts may require us to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded on some basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

The applicable prospectus supplement or other offering materials will describe the terms of the share purchase contracts or share purchase units, including, if applicable, collateral or depositary arrangements, relating to the share purchase contracts or share purchase units.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under the shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement and may provide other offering materials that will contain specific information about the terms of that offering. The prospectus supplement or other offering materials may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement or other offering materials, together with the additional information described under the heading “Where You Can Find More Information About Markel.”

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, file reports and other information with the SEC. Our file number with the SEC is 001-15811. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents. You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date on the front of each document.

WHERE YOU CAN FIND MORE INFORMATION ABOUT MARKEL

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, which requires us to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. You may also inspect our filings over the Internet at the SEC’s home page at http://www.sec.gov.

Our common shares are listed on the New York Stock Exchange under the symbol “MKL.” Our reports, proxy statements and other information may also be read and copied at the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information and the information in the prospectus. We incorporate by reference the documents listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2010;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2011;

•	Our Current Report on Form 8-K filed May 13, May 31 and November 18, 2011, and on Form 8-K/A filed August 29, 2011;

•	The description of our capital stock contained in our Form 8-A filed on April 7, 2000 under Section 12(b) of the Securities Exchange Act of 1934; and

•	all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus and before the termination of this offering.

You may request a copy of these filings at no cost, by writing or telephoning the office of Investor Relations, Markel Corporation, 4521 Highwoods Parkway, Glen Allen, Virginia 23060, telephone: (804) 747-0136, or e-mail at bkay@markelcorp.com.

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by McGuireWoods LLP. As of December 7, 2011, partners of McGuireWoods LLP owned less than 1% of our common shares outstanding on that date. Underwriters, dealers or agents, if any, who we will identify in a prospectus supplement and other offering materials, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

The consolidated financial statements of Markel Corporation and subsidiaries as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report on the consolidated financial statements of Markel Corporation and subsidiaries dated February 28, 2011 refers to a change in recognition and presentation of other-than-temporary impairment of investments on April 1, 2009.

$500,000,000

$250,000,000 3.625% Senior Notes due 2023

$250,000,000 5.0% Senior Notes due 2043

PROSPECTUS SUPPLEMENT

Citigroup

Wells Fargo Securities

Barclays

Deutsche Bank Securities

J.P. Morgan

SunTrust Robinson Humphrey

BB&T Capital Markets

BNY Mellon Capital Markets, LLC

ING

Loop Capital Markets

March 5, 2013